File No. 82-5215

松井証券
ネットストック

January 28, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary under Japanese GAAP for the six months ended September 30, 2004
2. Semi-Annual Securities Report Including Interim Financial Statements under Japanese GAAP for the six months ended September 30, 2003
3. Notice Regarding Announcement of a Stock Split

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-5216-0654 (telephone), 011-813-5216-8639 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By H. Imada
Name : Hirohito IMADA
Title : Chief Financial Officer

大正７年創業以来、昔も今も個人のお客様とともに
松井証券株式会社

1/31

(Summary translation)

Semi-Annual Securities Report Including Interim Financial Statements Under Japanese GAAP For the Six Months Ended September 30, 2004

Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
On December 27, 2004

File No. 82-5215

(Summary translation)

Matsui Press Release

January 24, 2005

Notice Regarding announcement of a Stock Split

Matsui Securities Co., Ltd. ("Matsui") hereby notifies that Matsui, at the meeting of the Board of Directors held on 24 January 2005, decided to implement a Stock Split as shown below.

1. Purpose of Stock Split

   In order to increase a number of retail investors, Matsui implemented a stock split which would lead to the reduction of the amount of an investment unit and the increase of the liquidity of Matsui's stock.

2. Summary of Stock Split

   1. Method of Stock Split
      Effective Tuesday, 17 May 2005, the share of shareholders and beneficial shareholders of record as of Thursday, 31 March 2005 will be split three for one.

   2. Number of additional shares as a result of Stock Split
      The number of common shares will be equivalent to twice of the total number of common shares outstanding on Thursday, 31 March 2005.

3. Schedule of Stock Split

   - Record date for determination of shareholders: Thursday, 31 March 2005
   - Effective date of Stock Split: Tuesday, 17 May 2005
   - Dividend reckoning date: Friday, 1 April 2005

4. Adjustment of Exercise Price of stock subscription rights and stock acquisition rights

   As a result of this Stock Split, the exercise prices for Matsui's stock subscription rights and acquisition rights, under Article 280-19 of the previous Commercial Code and Article 280-20 and 280-21 of the current Commercial Code respectively, will be adjusted as follows on and after 1 April 2005.

Subscription rights and acquisition rights	New	Old
Subscription rights (7 March 2001)	37 Yen	110 Yen
Subscription rights (6 June 2001)	44 Yen	131 Yen
Acquisition rights (1 July 2002)	559 Yen	1,676 Yen
Acquisition rights (9 July 2003)	554 Yen	1,660 Yen
Acquisition rights (29 June 2004)	1,217 Yen	3,650 Yen

5. Adjustment of Conversion Price of Convertible Bonds due 2011

As a result of this Stock Split, the conversion price of Convertible Bonds due 2011 issued on 17 November 2003 will be adjusted as follows on and after 1 April 2005.

	New	Old
Convertible Bonds due 2011	1294.4 Yen	3883.3 Yen

6. Others
   All other matters required for this Stock Split are to be determined at a future meeting of the Board of Directors.

(Reference)

1. The number of shares resulting from the stock split are not shown because the actual number cannot be determined at this point due to the possibility that new shares may be issued by the exercise of subscription rights and acquisition rights of stock during the period between the decision made by the Board of Directors to carry out the stock split and the record date for determination of shareholders.

2. The total number of shares outstanding after the stock split shall be calculated as follows based on the number of shares outstanding at 24 January 2005:

   1. Current outstanding shares: 89,052,316 shares
   2. Increase in shares: 178,104,632 shares
   3. Outstanding shares after increase: 267,156,948 shares

3. The Stock Split has no effect on paid-in capital.

   Paid-in capital as of 24 January 2005: 11,464,425,370 Yen

4. Matsui, at the meeting of the Board of Directors held on 24 January 2005, also decided to change our Articles of Incorporation in connection with this Stock Split to increase the number of authorized shares from 350,000,000 shares to 1,050,000,000.

For enquiries, please contact
Shin-ichi Uzawa, General Manager of Finance Department
Telephone: +81-3-5216-0654 Fax: +81-3-5216-8639

1 Information on the Company

Part 1 Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Six months ended September 30,2002	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2003	Year ended March 31, 2004
Operating revenues	(Millions of Yen)	6,977	10,074	18,942	13,425	25,036
Net operating revenues	(Millions of Yen)	6,404	9,486	17,805	12,151	23,738
Ordinary income	(Millions of Yen)	1,648	4,957	11,918	3,518	14,016
Net income	(Millions of Yen)	588	2,507	6,733	1,485	7,280
Shareholders' equity	(Millions of Yen)	31,328	34,269	43,692	32,033	39,162
Total assets	(Millions of Yen)	198,034	344,407	559,653	169,904	488,166
Shareholders' equity per share	(Yen)	357.58	388.45	491.06	363.80	439.36
Earnings per share	(Yen)	6.71	28.46	75.68	16.94	81.50
Fully diluted earnings per share	(Yen)	6.59	28.12	67.39	16.66	76.99
Shareholders' equity ratio	(%)	15.8	10.0	7.8	18.9	8.0
Cash flows from operating activities	(Millions of Yen)	(2,817)	(20,338)	5,065	(6,236)	(87,829)
Cash flows from investing activities	(Millions of Yen)	(1,752)	(657)	(505)	(2,280)	(1,290)
Cash flows from financing activities	(Millions of Yen)	(20)	28,254	11,483	6,034	113,875
Cash and cash equivalent at end of period	(Millions of Yen)	2,883	12,248	45,787	4,989	29,744
Number of employees [Average temporary staff]		180 [42]	172 [47]	156 [35]	171 [44]	169 [42]

(2) Non-Consolidated Business Indices

		Six months ended September 30,2002	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2003	Year ended March 31, 2004
Operating revenues (Commissions)	(Millions of Yen)	6,977 (5,365)	10,074 (8,286)	18,942 (14,106)	13,425 (10,240)	25,036 (20,206)
Net Operating revenues	(Millions of Yen)	6,404	9,486	17,805	12,151	23,738
Ordinary income	(Millions of Yen)	1,642	4,952	11,911	3,505	14,007
Net Income	(Millions of Yen)	585	2,504	6,729	1,478	7,275
Shareholders' equity	(Millions of Yen)	11,381	11,414	11,464	11,405	11,463
Number of shares outstanding	(Thousands of share)	87,611	88,224	88,984	88,051	88,967
Shareholders' equity	(Millions of Yen)	31,287	34,221	43,637	31,987	39,112
Total assets	(Millions of Yen)	197,990	344,354	559,594	169,857	488,111
Shareholders' equity per share	(Yen)	357.11	387.90	490.45	363.29	438.80
Net income per share	(Yen)	6.68	28.42	75.64	16.86	81.44
Fully diluted earnings per share	(Yen)	6.56	28.09	67.35	16.58	76.93
Annual dividends per share (Interim dividends per share)	(Yen)	0.00	0.00	0.00	5.04	24.54
Shareholders' equity ratio	(%)	15.8	9.9	7.8	18.8	8.0
Capital adequacy ratio	(%)	732.0	541.0	433.1	830.4	436.1
Number of employees [Average temporary staff]		180 [42]	169 [46]	155 [35]	171 [44]	166 [41]

2 Business of the Company's Group

There have not been significant changes in the business of the Company's group in the six months ended September 30, 2004. There have not been significant changes in the business of the Company's major affiliates for the six months ended September 30, 2004 neither.

3 Affiliated Companies

There have not been changes in the combination of the affiliate companies in the six months ended September 30, 2004.

4 Employees

(1) Consolidated Company

The Company and its consolidated company employ 156 employees and 35 temporary employees.

(2) Non-consolidated Company

The Company employs 155 employees and 35 temporary employees.

(3) Employees' union

The Company has been keeping good relationship with the Matsui Securities Co., Ltd. Employees' Union.

Part 2 Outlook for the Company's business

1 Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

There have not been significant changes in the problems and challenges to the Company's group (the Company and its affiliate companies) in the six months ended September 30, 2004.

3 Significant Contracts for the Company's Business

There have not been any significant contracts newly concluded in the six months ended September 30, 2004.

4 Research and Development

No relevant items.

Part 3 Equipment

1 Major Equipment

There have not been significant changes in the Company's equipment in the six months ended September 30, 2004.

2 Plans to purchase or dispose equipment

There have not been significant changes in the six months ended September 30, 2004 concerning the plans as of March 31, 2004 to purchase or dispose equipment.

There have not been any plans newly introduced in the six months ended September 30, 2004.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of Shares

① Total Number of Shares Authorized

	Total Number of Shares Authorized
Common Stock	350,000,000
Total	350,000,000

② Total Number of Shares Outstanding

			Stock Exchanges Listed	Notes
	As of September 30, 2004	As of December 27,2004 (Date of Filing)		
Common Stock	88,984,452	88,984,452	Tokyo Stock Exchange (First Section)	—
Total	88,984,452	88,984,452	—	—

(2) New-Share Purchase Rights

① New-share purchase rights

Special resolution of general shareholders' meeting (June 16, 2002)		
	As of September 30, 2004	As of November 30, 2004 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	3,615	3,615
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	361,500	361,500
Total value of payment	605,874,000 Yen	605,874,000 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2010	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,676 Yen Value to be capitalized as common stocks: 838 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors	

Special resolution of general shareholders' meeting (June 22, 2003)		
	As of September 30, 2004	As of November 30, 2004 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	4,010	4,010
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	401,000	401,000
Total value of payment	665,660,000 Yen	665,660,000 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2008	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,660 Yen Value to be capitalized as common stocks: 830 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors	

Special resolution of general shareholders' meeting (June 27, 2004)		
	As of September 30, 2004	As of November 30, 2004 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	3,485	3,455
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	348,500	345,500
Total value of payment	1,272,025,000 Yen	1,261,075,000 Yen
Period of exercise of rights	From July 15, 2006 to July 14, 2009	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 3,650 Yen Value to be capitalized as common stocks: 1,825 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors	

② Bonds with new-share purchase rights

Resolution of board of directors' meeting (October 29, 2003)		
	As of September 30, 2004	As of November 30, 2004 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	20,000	20,000
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	10,300,517	10,300,517
Total value of payment	40,000,000,000 Yen	40,000,000,000 Yen
Period of exercise of rights	From December 1, 2003 to March 17, 2011	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 3,883.3 Yen Value to be capitalized as common stocks: 1,942 Yen	
Conditions of execution	New-share purchase right of each bond cannot be exercised partially.	
Restrictions on assignment of rights	Stock acquisition right incorporated in the Bonds cannot be assigned independently.	
Outstanding balance of bonds with new-share purchase rights (Millions of yen)	40,000	40,000

③ Stock Options

Special resolution of general shareholders' meeting (January 29, 2001)		
	As of September 30, 2004	As of November 30, 2004 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	—	—
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	9,680	9,680
Total value of payment	1,064,800 Yen	1,064,800 Yen
Period of exercise of rights	From February 1, 2003 to January 31, 2006	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 110 Yen Value to be capitalized as common stocks: 55 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	They cannot be assigned, collateralized nor bequeathed to the third party	

Special resolution of general shareholders' meeting (June 1, 2001)		
	As of September 30, 2004	As of November 30, 2004 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	—	—
Stocks on which the new-share purchase rights will be executed	Common Stocks	Common Stocks
Number of shares of new-share purchase rights	275,275	275,275
Total value of payment	36,061,025 Yen	36,061,025 Yen
Period of exercise of rights	From December 1, 2003 to January 31, 2007	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 131 Yen Value to be capitalized as common stocks: 66 Yen	
Conditions of execution	Detailed conditions are given in the stock option contracts	
Restrictions on assignment of rights	They cannot be assigned, collateralized nor bequeathed to the third party	

(2) Total Number of Outstanding shares and Common Stocks

	Change in number of shares outstanding	Number of shares outstanding at September 30, 2004	Change in capital stocks (Millions of Yen)	Outstanding balance of capital stocks (Millions of Yen)	Change in additional paid-in capital (Millions of Yen)	Outstanding balance of additional paid-in capital (Millions of Yen)
From April 1, 2004 to September 30, 2004	17,393	88,984,452	1	11,464	1	9,313

(3) Principle Shareholders

(As of September 30, 2004)

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233	28.36
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	12,098	13.60
Shokosha Ltd.	1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan	8,130	9.14
Japan Trustee Services Bank, Ltd. (Trust account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	5,530	6.21
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564	4.01
The Master Trust Bank of Japan, Ltd. (Trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo, Japan	2,130	2.39
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
AIG Star Life Insurance Co., Ltd. (General Account)	2-3-14, Higashishinagawa, Shinagawa-ku, Tokyo, Japan	1,295	1.46
Total	—	62,371	70.09

The Company has received "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated October 14, 2004 filed by Goldman Sacks Japan Limited and other three companies, which reports that they jointly hold our shares as of September 30, 2004 as follows. These numbers are not included in the table above because we are not able to verify the number of shares held by them as of the end of this interim fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
Goldman Sachs (Japan) Ltd.	PO Box 3140 Romasco Place Wickhams Cay 1 Road Town, Tortola British Virgin Islands	722	0.81
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	※ 3,191	3.57
Goldman Sachs Asset Management, L.P.	32 Old Slip, New York, New York, 10005 U.S.A	80	0.09
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, U.S.A	1,339	1.50

※ 412 thousands of potential common shares are included.

The Company has received "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated October 15, 2004 filed by J. P. Morgan White friars Inc. and other three companies, which reports that they jointly hold our shares as of September 30, 2004 as follows. These numbers are not included in the table above because we are not able to verify the number of shares held by them as of the end of this interim fiscal period.

Name	Address	Shares owned (Thousands of shares)	Percentage of shares owned to the total shares outstanding (%)
J. P. Morgan White friars Inc.	500 Stanton Christiana Road, NEWARK DE. US 19713	(4)	0.00
J. P. Morgan Securities Ltd.	125 London Wall, London EC2Y 5AJ	4	0.00
J. P. Morgan Fleming Asset Management (UK) Limited	10 Alderman bury, London EC2V 7RF, England	1,338	1.50
J. P. Morgan Fleming Asset Management Japan Limited	5-2-20, Akasaka, Minato-ku, Tokyo, Japan	※ 2,895	3.25

※ 25 thousands of potential common shares are included.

(4) Voting rights

① Outstanding shares

(As of September 30, 2004)

	Number of shares	Number of voting rights
Non-voting stock	—	—
Shares with limited voting rights (Treasury stocks)	—	—
Shares with limited voting rights (Other than treasury stocks)	—	—
Shares with unlimited voting rights (Treasury stocks)	(Treasury stock) Common stock 9,800	—
Shares with unlimited voting rights (Other than treasury stocks)	Common stock 88,965,600	889,656
Odd lot shares	Common stock 9,052	—
Total number of shares outstanding	88,984,452	—
Total number of voting rights	—	889,656

Note: 1. 2800 shares (28 voting rights) under the title of Japan Securities Depositary Center Inc. and 312,200 shares (3,122 voting rights) of the securities bought by customers using the money loaned from the Company's own fund are included in the "Securities with unlimited voting rights."

2. 18 treasury stocks are included in the odd lot shares.

② Treasury Stocks

As of September 30, 2004

Name of the owners	Address	Treasury stocks held by the Company's own name	Treasury stocks held by other person's name	Total Number of shares	Percentage of the shares to the total number of outstanding shares (%)
(Treasury stocks held by the Company) Matsui Securities Co., Ltd.	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	9,800	—	9,800	0.01
Total	—	9,800	—	9,800	0.01

2 Price of Shares

Monthly highest and lowest prices for the six months ended September 30, 2004

	April 2004	May 2004	June 2004	July 2004	August 2004	September 2004
Highest (Yen)	3,830	3,660	3,710	3,750	3,190	3,180
Lowest (Yen)	3,230	2,720	3,190	3,010	2,735	2,695

Note: The highest and lowest prices of shares of the Company are those at the Tokyo Stock Exchange (First Section).

3 Executives

The change in the executives after June 28, 2004 when the Company filed its Annual Securities report for the year ended March 31, 2004 is as follows.

Present title	Former title	Name	Date of change
Senior Managing Director, Chief Financial Officer	Senior Managing Director, Chief Financial Officer and General Manager of Risk Management Dept.	Hirohito Imada	September 1, 2004
Managing Director, Compliance Office	Managing Director, Chief Information Officer	Akira Nakamura	September 1, 2004
Managing Director, Corporate Services Dept.	Managing Director, President's Office	Hisashi Tanaami	September 1, 2004
Director, Risk Management Dept.	Director, Corporate Services Dept.	Yoshihiko Sugiyama	September 1, 2004
Director, President's Office	Director, Compliance Office	Masahito Amemiya	September 1, 2004

4 Operations of Business

(1) Commissions

(Millions of Yen)

		Stocks	Bonds	Beneficiary Certificates	Others	Total
Six months ended September 30, 2003	Brokerage commissions	7,672	—	34	30	7,735
	Underwriting and selling commissions	45	—	—	—	45
	Subscription and distribution commissions	25	—	—	0	25
	Others	131	—	0	349	480
	Total	7,873	—	34	379	8,286
Six months ended September 30, 2004	Brokerage commissions	13,186	—	52	23	13,261
	Underwriting and selling commissions	153	—	—	—	153
	Subscription and distribution commissions	22	—	—	—	22
	Others	263	—	1	405	670
	Total	13,624	—	53	428	14,106
Year ended March 31, 2004	Brokerage commissions	18,798	—	83	52	18,933
	Underwriting and selling commissions	191	—	—	—	191
	Subscription and distribution commissions	35	—	—	1	36
	Others	332	—	1	714	1,047
	Total	19,355	—	85	766	20,206

(2) Net Gain on Trading

(Millions of Yen)

	Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31, 2003		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Stocks	(11)	10	(1)	39	(28)	11	(2)	29	28
Bonds and others	1	0	1	2	(1)	1	1	1	2
Bonds	—	—	—	—	—	—	—	—	—
Others	1	0	1	2	(1)	1	1	1	2
Total	(10)	10	0	41	(29)	12	(0)	30	30

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

① Stocks

(Thousands of shares, Millions of Yen)

	In the securities market				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2003	12,006,759	5,108,744	415	829	369,168	241,739	381	165	(−) 12,376,723	(−) 5,351,477
Six months ended September 30, 2004	13,816,977	9,837,399	4,960	449	826,000	1,045,768	2	38	(−) 14,647,938	(−) 10,883,654
Year ended March 31, 2004	24,476,195	12,894,367	7,150	2,980	819,632	753,607	710	289	(−) 25,303,687	(−) 13,651,243

Notes: Number of shares and trade value shown in the parentheses are those of foreign securities, which are also included in the numbers below each.

(Margin Trading) (Thousands of shares, Millions of Yen)

	Brokerage		Proprietary trading		Total	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2003	8,926,348	3,964,150	22	68	8,926,370	3,964,218
Six months ended September 30, 2004	9,075,103	7,679,842	111	448	9,075,214	7,680,290
Year ended March 31, 2004	16,968,701	9,960,124	77	338	16,968,778	9,960,462

② Bonds

(Millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Six months ended September 30, 2003	—	—	—	—	—	—
Six months ended September 30, 2004	—	—	—	—	—	—
Year ended March 31, 2004	—	—	—	—	—	—

③ Beneficiary Certificates

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Six months ended September 30, 2003	24,184	—	—	16	—	—	—	24,200
Six months ended September 30, 2004	43,367	—	—	35	—	—	—	43,402
Year ended March 31, 2004	62,627	—	—	58	—	—	—	62,685

④ Others

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Six months ended September 30, 2003	—	—	—	—	7,571	7,571
Six months ended September 30, 2004	—	—	—	—	5,848	5,848
Year ended March 31, 2004	—	—	—	—	12,108	12,108

(Brokerage)

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Six months ended September 30, 2003	—	—	—	—	7,571	7,571
Six months ended September 30, 2004	—	—	—	—	5,848	5,848
Year ended March 31, 2004	—	—	—	—	12,108	12,108

[2] Futures Trading

① Stocks

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2003	—	—	4,761,520	—	4,761,520
Six months ended September 30, 2004	—	—	7,899,813	—	7,899,813
Year ended March 31, 2004	—	—	10,862,936	1,957	10,864,893

② Bonds

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2003	—	—	—	—	—
Six months ended September 30, 2004	—	—	—	—	—
Year ended March 31, 2004	—	—	—	—	—

[3] Underwriting and selling, subscription and distribution and private offering

① Stocks

(Thousands of stocks, Millions of Yen)

		Underwriting		Selling		Subscription		Distribution		Private offerings	
		Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Six months ended September 30, 2003	Domestic Stocks	394	798	55	169	10	1,379	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Six months ended September 30, 2004	Domestic Stocks	318	2,567	259	988	54	650	19	56	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Year ended March 31, 2004	Domestic Stocks	1,150	3,397	78	698	47	1,706	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—

② Bonds

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2003	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—
Six months ended September 30, 2004	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—
Year ended March 31, 2004	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—

③ Beneficiary Certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2003	—	—	836	—	—
Six months ended September 30, 2004	—	—	1,236	—	—
Year ended March 31, 2004	—	—	2,098	—	—

④ Others

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2003	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	10	—	—
Six months ended September 30, 2004	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—
Year ended March 31, 2004	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	12	—	—

(4) Other Operations

① Custody of Securities

		Stocks	Bonds	Beneficiary certificates	Others
As of September 30, 2003	Domestic Securities	516,322 thousand shares (339,257million Yen)	— million Yen	Unit type — million units Open type: Stocks 6 million units Bonds — million units	Subscription warrant — thousand warrant Commercial paper — million Yen
	Foreign Securities	2 thousand shares (0 million Yen)	— million dollars	Corporate type — million units Contract type 598 million units (664 million Yen)	Subscription warrant — thousand warrant Foreign certificates and others — million Yen Others 62 thousand warrants
As of September 30, 2004	Domestic Securities	1,034,385 thousand shares (536,960 million Yen)	— million Yen	Unit type — million units Open type: Stocks 6 million units Bonds — million units	Subscription warrant —million warrant Commercial paper — million Yen
	Foreign Securities	2 thousand shares (0 million Yen)	— million dollars	Corporate type — million units Contract type 1,358 million units (1,503 million Yen)	Subscription warrant —million warrant Foreign certificates — million Yen Others 23 million warrants
As March 31, 2004	Domestic Securities	815,345 thousand Yen (523,118 million Yen)	— million Yen	Unit type — million units Open type: Stocks 6 million units Bonds — million units	Subscription warrant —million warrant Commercial paper — million Yen
	Foreign Securities	2 thousand shares (0 million Yen)	— million dollars	Corporate type — million Yen Contract type 1,168million units (1,219million units)	Subscription warrant —million warrant Foreign certificates and others — million Yen Others 33million warrants

② Margin Trading

	Loans to customers for their margin trading and the number of shares customers bought by the loan		Number of shares the Company lends to customers and the value of these securities sold by the customers	
	Value	Number of shares	Number of shares	Value
As of September 30, 2003	176,410	356,297	54,178	30,891
As of September 30, 2004	309,941	419,085	45,330	27,845
As of March 31, 2004	252,081	377,272	57,262	37,296

(5) Capital Adequacy Ratio

(Millions of Yen)

		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Tier I Capital	①	34,206	43,528	36,799
Tier II Capital	Net unrealized gain on investment	14	108	52
	Statutory reserves	1,001	1,555	1,261
	Allowance for doubtful accounts	208	170	205
	Short-term subordinate debts	500	500	500
	Total ②	1,724	2,334	2,019
Assets to be deducted from equity capital	③	4,408	4,681	4,633
Equity capital after deduction	①+②−③ (A)	31,522	41,181	34,184
Risk	Market risk	98	214	135
	Counter party risk	3,831	6,635	5,439
	Basic risk (The quarter of total operating expenses for the year ended the month before the last month)	1,896	2,658	2,262
	Total (B)	5,826	9,507	7,837
Capital adequacy ratio	(A)／(B)×100	541.0	433.1	436.1

Notes: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

Values are rounded down to the nearest millionth.

Part 5 Financial Status

Consolidated and non-consolidated Interim Financial Statements

(1) The consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Interim Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and its Article 48 and 69.

Due to the provisions of the conditional clause 3 of the "Revision of the regulations of financial statements"(Cabinet Office Ordinance No.5, January 30, 2004), the consolidated interim financial statements for the year ended September 30, 2004 have been prepared according to the former regulations.

(2) The non-consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Interim Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and its Article 38 and 57.

Due to the provisions of the conditional clause 3 of the "Revision of the regulations of financial statements"(Cabinet Office Ordinance No.5, January 30, 2004), the financial statements for the year ended March 31, 2004 have been prepared according to the former regulations.

(3) The amounts presented in the consolidated and non-consolidated interim financial statements are rounded off to the nearest million Yen.

Audit Reports

The consolidated and non-consolidated interim financial statements for the six months ended September 30, 2002 and 2003 were audited by ChuoAoyama Audit Corporation based on the Article 193-2 of Japanese Securities Law.

Notice to readers:

The accompanying consolidated interim financial statements and non-consolidated interim financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchanges Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated interim financial statements and non-consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated interim financial statements and others

(1) Consolidated interim financial statements

[1] Consolidated interim balance sheets

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			12,248			45,787			29,744	
Cash segregated as deposits			140,701			181,003			183,002	
Cash in trust			–			5,700			4,400	
Trading assets			94			976			397	
Net receivables arising from pre-settlement date trades			67			–			14	
Margin account assets			180,525			314,471			261,154	
Loans receivable from customers		176,410			309,941			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies		4,115			4,531			9,073		
Receivable on collateralized securities transactions:			–			107			–	
Cash deposits collateral for securities borrowed		–			107			–		
Receivables from customers and others			135			152			23	
Pre-paid fund for subscription			234			76			44	
Short-term guarantee deposits			3,570			2,088			899	
Others			2,033			3,964			3,415	
Allowance for doubtful accounts			(208)			(170)			(206)	
Total current assets			339,398	98.5		554,155	99.0		482,887	98.9
II Fixed assets										
1 Tangible fixed assets	※1		870	0.3		1,152	0.2		974	0.2
2 Intangible assets			2,169	0.6		1,892	0.3		2,055	0.4
Software costs		2,116			1,835			1,997		
Others		53			57			58		
3 Investments and others			1,969	0.6		2,453	0.5		2,250	0.5
Investment securities	※2	1,021			1,322			1,177		
Others		1,197			1,150			1,334		
Allowance for doubtful accounts		(249)			(18)			(261)		
Total fixed assets			5,009	1.5		5,498	1.0		5,279	1.1
Total assets			344,407	100.0		559,653	100.0		488,166	100.0

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			89			325			217	
Net payables arising from pre-settlement date trades			–			526			—	
Margin account liabilities:			100,912			105,586			101,342	
Loans from securities finance companies	※2	70,021			77,741			64,046		
Proceeds of securities sold on customers' account		30,891			27,845			37,296		
Payables on collateralized securities transactions:			22,134			53,410			23,579	
Cash deposits as collateral for securities loaned		22,134			53,410			23,579		
Deposits received			56,595			82,426			79,361	
Guarantee money received			89,011			129,434			112,977	
Suspense account for undelivered securities			–			28			15	
Short-term borrowings	※2		22,931			21,877			25,177	
Commercial paper			–			1,000			3,000	
Bond due within one year	※4		–			500			500	
Accrued income taxes			2,456			4,931			6,112	
Accrued bonuses			84			93			—	
Others			1,021			1,435			1,650	
Total current liabilities			295,234	85.7		401,572	71.7		353,929	72.5
II Long-term liabilities										
Bonds	※4		10,500			40,000			20,000	
Convertible bond			—			40,000			40,000	
Long-term borrowings	※2		3,120			32,593			33,532	
Reserve for directors' retirement bonuses			281			241			281	
Others			0			0			0	
Total long-term liabilities			13,902	4.0		112,834	20.2		93,813	19.2
III Statutory reserves										
Reserve for securities transactions	※5		1,002			1,555			1,261	
Total statutory reserves			1,002	0.3		1,555	0.3		1,261	0.3
Total liabilities			310,137	90.0		515,961	92.2		449,004	92.0
(Shareholders' equity)										
I Common stock			11,414	3.3		11,464	2.0		11,463	2.3
II Capital surplus			9,264	2.7		9,313	1.7		9,312	1.9
III Earned surplus			13,580	4.0		22,826	4.1		18,352	3.8
IV Net unrealized gain (loss) on Investment securities, net of tax			15	0.0		109	0.0		52	0.0
V Treasury stock			(4)	(0.0)		(19)	(0.0)		(17)	(0.0)
Total shareholders' equity			34,269	10.0		43,692	7.8		39,162	8.0
Total liabilities and shareholders' equity			344,407	100.0		559,653	100.0		488,166	100.0

[2] Consolidated interim statements of income

Item	Note	Six months ended September 30, 2003 Millions of Yen		%	Six months ended September 30, 2004 Millions of Yen		%	Year ended March 31, 2004 Millions of Yen		%
I Operating revenues										
Commissions			8,286			14,106			20,206	
Brokerage commissions		7,735			13,261			18,933		
Underwriting and selling commissions		45			153			191		
Subscription and distribution commissions		25			22			36		
Others		480			670			1,047		
Net gain (loss) on trading			0			12			30	
Interest and dividend income			1,788			4,824			4,800	
Total operating revenues			10,074	100.0		18,942	100.0		25,036	100.0
II Interest expenses			588			1,137			1,298	
Net operating revenues			9,486	94.1		17,805	94.0		23,738	94.8
III Selling, general and administrative expenses			4,495	44.6		5,844	30.9		9,453	37.8
Transaction related expenses		1,002			1,680			2,261		
Employees' compensation and benefits	※1	899			921			1,863		
Occupancy and rental		166			134			369		
Data processing and office supplies		1,886			2,577			3,986		
Depreciation		329			356			689		
Duties and taxes other than income taxes		69			103			67		
Provision of allowance for doubtful accounts		85			—			94		
Others		60			73			125		
Operating income			4,990	49.5		11,961	63.1		14,285	57.0
IV Non-operating income			18	0.2		56	0.3		30	0.1
V Non-operating expenses			51	0.5		99	0.5		298	1.1
Bond issuing costs		49			95			169		
Others		3			4			129		
Ordinary income			4,957	49.2		11,918	62.9		14,016	56.0

Item		Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31, 2004		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		0			–			0		
Gain on sales of corporate golf membership and resort membership		–			–			1		
Reversal of allowance for doubtful accounts		–			62			–		
Total special profits			0	0.0		62	0.3		2	0.0
Ⅶ Special losses										
Loss on sales and disposals of property and equipment	※2	–			4			130		
Provision for statutory reserves		248			294			508		
Devaluation loss on investment securities		55			–			55		
Loss on cancellation of lease contracts		0			–			48		
Devaluation loss on corporate golf membership and resort membership		0			–			6		
Loss on sales of corporate golf membership and resort membership		–			–			0		
Expenses for the relocation of the head office		–			–			29		
Special losses			304	3.0		298	1.6		776	3.1
Income before income taxes			4,654	46.2		11,683	61.6		13,242	52.9
Income taxes - current		2,458			4,824			6,676		
Income taxes - deferred		(312)	2,146	21.3	125	4,949	26.1	(713)	5,962	23.8
Net income			2,507	24.9		6,733	35.5		7,280	29.1

[3] Consolidated interim statements of retained earnings

Item	Note	Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2004	
		Millions of Yen		Millions of Yen		Millions of Yen	
(Capital surplus)							
I Beginning balance of capital surplus			9,254		9,312		9,254
II Increase in capital surplus							
1 Issuance of new shares on the exercise of new-share purchase rights		9	9	1	1	57	57
III Capital surplus at end of period			9,264		9,313		9,312
(Earned surplus)							
I Beginning balance of earned surplus			11,516		18,352		11,516
II Increase in earned surplus							
1 Net income		2,507	2,507	6,733	6,733	7,280	7,280
III Decrease in earned surplus							
1 Cash dividends		444		2,183		444	
2 Bonus to directors, and corporate auditors		–	444	77	2,260	–	444
IV Earned surplus at end of period			13,580		22,826		18,352

[4] Consolidated interim statements of cash flow

Item	Note	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		4,654	11,683	13,242
Depreciation and amortization		329	356	689
Net change in allowance for doubtful accounts		85	(278)	94
Net change in accrued bonuses		(13)	93	(98)
Net change in reserve for securities transactions		248	294	508
Interest and dividend income		(9)	(18)	(14)
Interest expenses		46	453	313
Interest income on margin transactions		(1,765)	(4,581)	(4,720)
Interest expenses on margin transactions		504	616	862
Loss on sales and disposals of property and equipment		–	4	130
Loss on sales of investment securities		(0)	–	(0)
Devaluation loss on corporate golf and resort membership		0	–	6
Net change in deposits segregated for customers		(62,900)	1,999	(105,201)
Net change in cash in trust		–	(1,300)	(4,400)
Net change in trading assets		(4)	(470)	(180)
Net change in margin assets and liabilities		(41,483)	(49,073)	(121,683)
Net change in deposits received		21,339	3,065	44,105
Net change in cash collateral for securities loaned		17,271	29,831	18,715
Net change in guarantee deposits received		41,268	16,457	65,234
Net change in short-term guarantee deposits		–	(1,189)	2,100
Bonus to directors and corporate auditors		–	(77)	–
Others		(1,008)	609	(65)
Sub total		(21,439)	8,475	(90,362)
Interest and dividend received		9	18	14
Interest paid		(31)	(392)	(156)
Interest on margin transactions received		1,772	3,631	4,289
Interest on margin transactions paid		(513)	(584)	(915)
Income taxes paid		(138)	(6,083)	(699)
Net cash flows from operating activities		(20,338)	5,065	(87,829)

Item	Note	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
		Millions of Yen	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities				
Payments for purchases of property and equipment		(61)	(199)	(337)
Payments for purchases of intangible assets		(414)	(264)	(512)
Payments for purchases of investment securities		(157)	(50)	(250)
Proceeds from sales of investment securities		7	–	7
Proceeds from maturity and cancellation of insurance contracts		0	–	0
Others		(31)	7	(198)
Net cash flows from investing activities		(657)	(505)	(1,290)
Ⅲ Cash flows from financing activities:				
Net change in short-term borrowings		16,000	(6,300)	16,950
Net change in commercial paper		–	(2,000)	3,000
Proceeds from long-term borrowings		3,080	3,000	35,080
Repayments of long-term borrowings		(207)	(939)	(499)
Payments for installment purchase obligation		(143)	–	(143)
Proceeds from issuance of new bonds		9,951	19,905	59,831
Proceeds from issuance of new stock		18	1	115
Payments for purchase of treasury stock		(1)	(2)	(15)
Dividends paid		(444)	(2,183)	(444)
Net cash flows from financing activities		28,254	11,483	113,875
Ⅳ Translation difference of cash and cash equivalent		(0)	0	(0)
Ⅴ Net change in cash and cash equivalent		7,259	16,042	24,756
Ⅵ Cash and cash equivalents at beginning of period		4,989	29,744	4,989
Ⅶ Cash and cash equivalents at end of period	※1	12,248	45,787	29,744

Significant Accounting Policies for the Consolidated Financial Statements

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
1 Scope of consolidation	Number of Consolidated subsidiary: 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.	Same as the left column.
2 Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.	Same as the left column.
3 Accounting period	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.	Same as the left column.	Same as the left column.
4 Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Same as the left column.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Same as the left column.

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
	(2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (ii) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years). (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued.	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column. (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column.	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column. (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. In the year ended March 31,2004, the Company changed its compensation scheme. As a result there are no expected amount of bonus payment in the subsequent period, accordingly, the accrued bonuses are not recorded as at March 31, 2004.

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
	(4) Accounting for significant lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	(4) Accounting for significant lease transactions Same as the left column.	(4) Accounting for significant lease transactions Same as the left column.

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
	(5) Accounting for significant hedging transactions (i) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for its interest rate swap trading pursuant to the allowed alternative method. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (vi) Judgment for effectiveness of hedging The Company omits judgment for effectiveness of hedging due to the application of the allowed alternative method. (6) Other material items National and local consumption taxes are separately recorded.	(5) Accounting for significant hedging transactions (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings and others (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (vi) Judgment for effectiveness of hedging Same as the left column. (6) Other material items Same as the left column.	(5) Accounting for significant hedging transactions (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (vi) Judgment for effectiveness of hedging Same as the left column. (6) Other material items Same as the left column.
5. Scope of "Cash and cash equivalents" in consolidated statements of cash flows	"Cash and cash equivalents" in the consolidated interim statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.	Same as the left column.	"Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

Reclassifications

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
————	————	Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" from the current fiscal period. The balance of Cash in trust as of March 31,2003 was 1,100 Mil. yen

Additional Information

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
————	The "Law on the partial amendment of the Local Tax Law (Law No. 9 of year 2003)" published on March 31, 2003 requires those companies with capital in excess of 100 million yen to apply the pro forma standard taxation in the fiscal years starting from April 1, 2004. In this connexion the Company accounted for the amount of the enterprise taxes associated with value added and the common stock as selling, general and administrative expenses according to the "Report No. 12 on Accounting Practices by the Corporate Accounting Standard Committee dated February 13, 2004" from this interim fiscal period. Accordingly, selling, general and administrative expenses have increased by 78 million yen and operating revenues, ordinary income and income before income taxes have increased by 78 million yen.	————

Notes to Consolidated Financial Statements

(Notes to Consolidated interim financial statements)

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
※ 1 Accumulated depreciation deducted from tangible fixed assets is 480 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 372 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 349 million yen.

※2 Assets collateralized are as follows.

Six months ended September 30, 2003

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment Securities	Fixed assets	Total
Short-term borrowings (excluding long-term Borrowings to be repaid within 1 year)				
Borrowings from banks	50	119	–	119
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	4	71	–	71
Total	54	190	–	190

Six months ended September 30, 2004

None of the assets were collateralized.

Year ended March 31, 2004

None of the assets were collateralized.

Note 1 The amounts of assets collateralized shown in the above table represent carrying values.

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 614 million yen are collateralized for the short-term borrowings, 3,435 million yen for the loans from securities finance companies, respectively. 30,286 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	Note 1 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 5,216 million yen are collateralized for the loans from securities finance companies. 34,872 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	Note 1 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 666 million yen are collateralized for the short-term borrowings and 4,648 million yen for the loans from securities finance companies. 28,290 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※ 2).	3 Fair values of securities received and deposited are as follows	3 Fair values of securities received and deposited are as follows
(1) Securities deposited (Millions of yen)	(1) Securities deposited (Millions of yen)	(1) Securities deposited (Millions of yen)
① Securities lent for customers' short position of margin trading 35,216	① Securities lent for customers' short position of margin trading 28,614	① Securities lent for customers' short position of margin trading 42,484
② Collateralized securities for the loans from securities companies 71,480	② Collateralized securities for the loans from securities companies 78,133	② Collateralized securities for the loans from securities companies 65,831
③ Securities loaned for consumption 24,302	③ Securities loaned for consumption 56,124	③ Securities loaned for consumption 24,990
④ Long-term guarantee securities deposited 1,151	④ Long-term guarantee securities deposited 3,162	④ Long-term guarantee securities deposited 2,171
(2) Securities received (Millions of yen)	(2) Securities received (Millions of yen)	(2) Securities received (Millions of yen)
① Securities received for customers' long position of margin trading 176,132	① Securities received for customers' long position of margin trading 278,576	① Securities received for customers' long position of margin trading 266,078
② Collateralized securities for borrowing securities from securities finance companies 4,201	② Collateralized securities for borrowing securities from securities finance companies 4,342	② Collateralized securities for borrowing securities from securities finance companies 9,091
③ Securities borrowed and deposited from customers 154,760	③ Securities borrowed for consumption 102	③ Securities borrowed and deposited from customers 228,009
	④ Securities borrowed and deposited from customers 254,659	

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
※4 Bonds include 500 million yen of subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 Bond due within one year are subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 Bond due within one year are subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to Consolidated Statements of Income)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
※1 Employees' compensation and benefits reported in the consolidated statements of income include 84 million yen of accrued bonuses. ※2 ――――	※1 Employees' compensation and benefits reported in the consolidated statements of income include 93 million yen of accrued bonuses ※2 Breakdown of loss on sales and disposals of property and equipment is as follows. Loss on disposal: (Millions of Yen) Buildings 4 Equipment and instruments 0 Total 4 Loss on sales: ――――	※1 Employees' compensation and benefits reported in the consolidated statements of income include 84 million yen of accrued bonuses ※2 Breakdown of loss on sales and disposals of property and equipment is as follows. Loss on disposal: (Millions of Yen) Buildings 21 Equipment and instruments 93 Software 16 Total 130 Loss on sales: ――――

(Notes to Consolidated Statements of Cash Flow)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
※ 1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated interim balance sheet is as follows. (As of September 30, 2003) (Millions of Yen) Cash and bank deposits 12,248 Cash and cash equivalent 12,248	※ 1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated interim balance sheet is as follows. (As of September 30, 2004) (Millions of Yen) Cash and bank deposits 45,787 Cash and cash equivalent 45,787	※ 1 The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated balance sheet is as follows. (As of March 31, 2004) (Millions of Yen) Cash and bank deposits 29,744 Cash and cash equivalent 29,744

(Notes to Lease Transactions)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 366 Software costs 335 Total 701 Accumulated depreciation equivalent Equipment and instruments 297 Software costs 279 Total 576 Equivalent of balance at end of period Equipment and instruments 70 Software costs 56 Total 126	Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 20 Software costs 1 Total 21 Accumulated depreciation equivalent Equipment and instruments 15 Software costs 1 Total 16 Equivalent of balance at end of period Equipment and instruments 5 Software costs 0 Total 6	Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 23 Software costs 1 Total 24 Accumulated depreciation equivalent Equipment and instruments 15 Software costs 1 Total 16 Equivalent of balance at end of period Equipment and instruments 8 Software costs 0 Total 8
2 Present value of future lease payments Within 1 year 124 Over 1 year 8 Total 131	2 Present value of future lease payments Within 1 year 4 Over 1 year 2 Total 6	2 Present value of future lease payments Within 1 year 4 Over 1 year 4 Total 8
3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 92 Depreciation equivalent 87 Interest equivalent 2	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 2 Interest equivalent 0	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 169 Depreciation equivalent 205 Interest equivalent 4
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.	4 Calculation method for depreciation equivalent Same as the left column.
5 Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent, which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.	5 Calculation method for interest equivalent Same as the left column.

Notes to Securities and Derivatives Transactions

1. Trading and dealings other than trading

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
1 Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of fluctuation of interest rate on long-term borrowings.	1 Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of fluctuation of interest rate on long-term borrowings and others.	1 Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is to earn profits to its own account. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of fluctuation of interest rate on long-term borrowings.
2 Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation and interest rate swap trading to hedge the trade backed with actual demand.	2. Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. But the Company does not trade to earn profits on its account. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation and interest rate swap trading to hedge the trade backed with actual demand.	2. Trading policies Same as the left column.
3 Risk arising form trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.	3 Risk arising form trading Same as the left column.	3 Risk arising from trading Same as the left column.

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Risks arising from dealings other than trading are similar to those from trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amounts and durations. As for the credit risk the Company does not anticipate significant risk because the Company selects limited financial institutions with high credibility as its business partner.		
4 Monitoring of risks The finance department monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.	4 Monitoring of risks Same as the left column.	4 Monitoring of risks Same as the left column.

2. Securities and Derivatives

(1) Trading assets and liabilities

① Securities held for trading

(Millions of Yen)

	Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31, 2004		
	Book value (Fair value)		Net unrealized gain or loss	Book value (Fair value)		Net unrealized gain or loss	Book value (Fair value)		Net unrealized gain or loss
	Assets	Liabilities		Assets	Liabilities		Assets	Liabilities	
Stock	94	76	10	976	312	1	397	211	30
Bonds	-	-	-	-	-	-	-	-	-
Others	-	13	(0)	-	13	0	-	5	(0)
Total	94	89	10	976	325	1	397	217	29

② Derivative trading

The Company does not hold trading position at the end of periods.

(2) Non-trading assets and liabilities

① "Other securities" whose market price is available

(Millions of Yen)

	Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31,2004		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Stocks	762	787	25	918	1,101	183	844	932	88
Bonds	–	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–	–
Total	762	787	25	918	1,101	183	844	932	88

② Major securities which are not evaluated by market value

(Millions of Yen)

	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
	Book value	Book value	Book value
"Other securities" which are not listed on securities exchanges (Excluding over-the-counter securities)	234	221	244

Note: The Company accounted for 55 million yen of the impairment of the investment securities during the six months ended September 30, 2003.

③ Derivative transactions

(Millions of Yen)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Contract Value	Fair value	Contract Value	Fair value	Contract Value	Fair value
Foreign exchange forward contracts	43	0	6	(0)	82	1

Note1: The fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of net future cash flows.

2: Transactions to which hedge accounting is applied are omitted from the table above.

(Segment Information)

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to segment information on geographic areas and export sales has been omitted, because the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Per Share Information)

Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2004	
Shareholders' equity per share	388.45Yen	Shareholders' equity per share	491.06Yen	Shareholders' equity per share	439.36Yen
Net income per share	28.46 Yen	Net income per share	75.68 Yen	Net income per share	81.50 Yen
Fully diluted earnings per share	28.12 Yen	Fully diluted earnings per share	67.39 Yen	Fully diluted earnings per share	76.99 Yen

Note: Calculation basis of per share information is as follows.

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Net income on the statements of income (Millions of Yen)	2,507	6,733	7,280
Net income attributed to the common stock (millions of Yen)	2,507	6,733	7,203
Net income not attributed to the common stock (millions of Yen) (including bonuses to directors and auditors as an appropriation of retained earnings)	— (—)	— (—)	77 (77)
Average number of common stock outstanding (thousands of shares)	88,113	88,968	88,374
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	1,049	10,955	5,185
Increase of common stock (thousands of shares)	1,049	10,955	5,185
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	2 Brands of new-share purchase rights: 767,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	1 Brand of new-share purchase rights: 348,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	————

(Subsequent Events)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
The Company issued Second Unsecured Straight Bonds based on the resolution of the board meeting held on September 26, 2003. The details of this issue are as follows. 1. Aggregate issue amount: 10,000 million yen. 2. Issue price: 100 yen per face value of 100 yen. 3. Closing date: October 17, 2003 4. Annual coupon rate: 1.56% 5. Redemption date: October 17, 2006 6. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of the Company's indebtedness.	―――――	―――――

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
The company issued Zero Coupon convertible Bonds based on the resolution of the board meeting held on October 29, 2003. Followings are summary of this issue. 1. Aggregate issue amount: 40,000 million yen. 2. Issue price: 100% of the issue amount. (Bonds are issued in the denomination of 2million yen each.) 3. Offer price: 102.5% 4. Closing date: November 17, 2003. 5. Redemption date: to be redeemed at 100% of their principle amount on March 31, 2011. 6. Coupon rate: 0% 7. Number of shares to be issued: 10,230,179 common stocks or less 8. Number of new-share purchase rights: 20,000 9. Price of new-share purchase rights: 0 Yen 10. The principle of the bonds is regarded as the payment for the exercise of the new-share purchase rights (3,910 Yen for each share). The conversion prize will be adjusted to reflect certain events like issuance of other new-share purchase right defined in the terms and conditions of the bond. 11. Period of exercise of rights: From December 1, 2003 to March 17, 2011 12. Condition of exercise: New-share purchase right cannot be exercised partially. 13. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and other working capital.	———	———

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
(Financing by syndicated loan) The Company entered into syndicated loan contracts with 62 financial institutions on December 8, 2003. The summary of these contracts are as follows: 1 Aggregate issue amount: 28,000 million yen 2. Execution date: December 12, 2003 3. Borrowing period: 2 years (From December 12, 2003 to December 12, 2005) and 4 years (From December 12, 2003 to December 12, 2007) 4. Conditions of redemption: Lump-sum repayment at the end of borrowing period 5. Arranger and agent: Mizuho Corporate Bank, Ltd. 6. Lenders: 62 Financial institutions 7. Use of proceeds: The net proceeds from the syndicated loan will be applied towards funding of margin loans to customers and other working capital.	――――	――――

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
———	———	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 27, 2004 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 355,500 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4. Period of exercise: From July 15, 2006 to July 14, 2009 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares. (Resolution on issuance of Third Unsecured Straight Bond) The Company issued Third Unsecured Straight Bonds on May 18, 2004 based on the resolution of the board meeting held on April 22,2004. The details of this issue are as follows. 1. Aggregate issue amount: 20,000millions of yen 2. Issue price: 100yen per face value of 100yen 3. Payment date May 18,2004 4. Annual coupon rate 1.40% 5. Redemption date May 18,2009 6. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment, and systems), working capital and repayment of the Company's indebtedness.

(2) Others

No relevant items.

2 Non-consolidated interim financial statements and others

(1) Non-consolidated interim balance sheets

[1] Non-consolidated interim balance sheets

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			12,136			45,615			29,580	
Cash segregated as deposits			140,701			181,003			183,002	
Cash in trust			–			5,700			4,400	
Trading assets			94			976			397	
Net receivables arising from pre-settlement date trade			67			–			14	
Margin account assets			180,525			314,471			261,154	
Loans receivable from customers		176,410			309,941			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies		4,115			4,531			9,073		
Receivable on collateralized securities transactions:			–			107			–	
Cash deposits collateral for securities borrowed		–			107			–		
Receivables from customers and others			135			152			23	
Pre-paid fund for subscription			234			76			44	
Short-term guarantee deposits			3,570			2,088			899	
Others			2,028			3,963			3,414	
Allowance for doubtful accounts			(208)			(170)			(206)	
Total current assets			339,282	98.5		553,982	99.0		482,721	98.9
II Fixed assets										
1 Tangible fixed assets	※1		527	0.2		816	0.2		634	0.1
2 Intangible assets			2,169	0.6		1,892	0.3		2,055	0.4
Software		2,116			1,835			1,997		
Others		53			57			58		
3 Investments and others			2,376	0.7		2,903	0.5		2,700	0.6
Investment securities	※2	1,021			1,322			1,177		
Shares of affiliated company		450			450			450		
Others		1,154			1,150			1,334		
Allowance for doubtful accounts		(249)			(18)			(261)		
Total fixed assets			5,072	1.5		5,611	1.0		5,389	1.1
Total assets			344,354	100.0		559,594	100.0		488,111	100.0

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			89			325			217	
Net payables arising from pre-settlement date trade			–			526			–	
Margin account liabilities:			100,912			105,586			101,342	
Loans from securities finance companies	※2	70,021			77,741			64,046		
Proceeds of securities sold on customers' account		30,891			27,845			37,296		
Payables on collateralized securities transactions:			22,134			53,410			23,579	
Cash deposits as collateral for securities loaned		22,134			53,410			23,579		
Deposits received			56,595			82,426			79,360	
Guarantee money received			89,011			129,434			112,977	
Suspense account for undelivered securities			–			28			15	
Short-term borrowings	※2		22,931			21,877			25,177	
Commercial paper			–			1,000			3,000	
Bond due within one year	※4		–			500			500	
Accrued income taxes			2,453			4,928			6,111	
Accrued bonuses			84			93			–	
Others			1,020			1,434			1,648	
Total current liabilities			295,230	85.7		401,567	71.7		353,925	72.5
II Long-term liabilities										
Bonds	※4		10,500			40,000			20,000	
Convertible bond			–			40,000			40,000	
Long-term borrowings	※2		3,120			32,593			33,532	
Reserve for directors' retirement bonuses			281			241			281	
Total long-term liabilities			13,901	4.1		112,834	20.2		93,813	19.2
III Statutory reserves										
Reserve for securities transactions	※5		1,002			1,555			1,261	
Total statutory reserves			1,002	0.3		1,555	0.3		1,261	0.3
Total liabilities			310,133	90.1		515,956	92.2		448,999	92.0

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,414	3.3		11,464	2.0		11,463	2.3
II Capital surplus										
1 Additional paid-in capital			9,264			9,313			9,312	
Total capital surplus			9,264	2.7		9,313	1.7		9,312	1.9
III Earned surplus										
1 Earned surplus reserves			159			159			159	
2 Voluntary reserves			4,250			4,250			4,250	
Special purpose reserves		4,250			4,250			4,250		
3 Inappropriate retained earnings			9,123			18,363			13,893	
Total earned surplus			13,532	3.9		22,771	4.1		18,302	3.8
IV Net unrealized gain (loss) on investment securities, net of taxes			15	0.0		109	0.0		52	0.0
V Treasury stock			(4)	(0.0)		(19)	(0.0)		(17)	(0.0)
Total shareholders' equity			34,221	9.9		43,637	7.8		39,112	8.0
Total liabilities and shareholders' equity			344,354	100.0		559,594	100.0		488,111	100.0

[2] Non-Consolidated Interim Statements of Income

Item	Note	Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			8,286			14,106			20,206	
Brokerage commissions		7,735			13,261			18,933		
Underwriting and selling commissions		45			153			191		
Subscription and distribution commissions		25			22			36		
Others		480			670			1,047		
Net gain (loss) on trading	※1		0			12			30	
Interest and dividend income			1,788			4,824			4,800	
Total operating revenues			10,074	100.0		18,942	100.0		25,036	100.0
II Interest expenses			588			1,137			1,298	
Net operating revenues			9,486	94.2		17,805	94.0		23,738	94.8
III Selling, general and administrative expenses			4,500	44.7		5,848	30.9		9,461	37.8
Transaction related expenses		1,002			1,680			2,260		
Employees' compensation and benefits		892			919			1,845		
Occupancy and rental		181			146			399		
Data processing and office supplies		1,889			2,580			3,995		
Depreciation	※2	325			353			682		
Duties and taxes other than income taxes		65			99			61		
Provision of allowance for doubtful accounts		85			—			94		
Others		60			72			124		
Operating income			4,986	49.5		11,957	63.1		14,277	57.0
IV Non-operating income			17	0.2		53	0.3		27	0.1
V Non-operating expenses			51	0.5		99	0.5		298	1.2
Bond issuing costs		49			95			169		
Others		3			4			129		
Ordinary income			4,952	49.2		11,911	62.9		14,007	55.9

Item	Note	Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		0			–			0		
Gain on sales of corporate golf membership and resort membership		–			–			1		
Reversal of allowance for doubtful accounts		–			62			–		
Total special profits			0	0.0		62	0.3		2	0.0
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		–			4			130		
Provision for statutory reserves		248			294			508		
Devaluation loss on investment securities		55			–			55		
Loss on cancellation of lease contracts		0			–			48		
Devaluation loss on corporate golf membership and resort membership		0			–			6		
Loss on sales of corporate golf membership and resort membership		–			–			0		
Expenses for the relocation of the head office		–			–			29		
Total special losses			304	3.0		298	1.6		776	3.1
Income before income taxes			4,649	46.2		11,676	61.6		13,233	52.8
Income taxes - current		2,456			4,821			6,672		
Income taxes - deferred		(312)	2,144	21.3	125	4,946	26.1	(713)	5,958	23.8
Net income			2,504	24.9		6,729	35.5		7,275	29.0
Inappropriate retained earnings at the beginning of period			6,619			11,633			6,619	
Inappropriate retained earnings at the end of period			9,123			18,363			13,893	

Significant Accounting Policies for the Non-Consolidated Financial Statements

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
1. Valuation of Significant Assets	(1) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (2) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated as fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Same as the left column.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Same as the left column.
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instrument. (2) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column
3. Accrued Assets	Bond issuing cost The entire bond issuing cost is expensed at the issuance.	Bond issuing cost Same as the left column	Bond issuing cost Same as the left column

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
4 Accounting policies for significant provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions Same as the left column.	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. In the year ended March 31,2004, the Company changed its compensation scheme. As a result there are no expected amount of bonus payment in the subsequent period, accordingly, the accrued bonuses are not recorded as at March 31, 2004. (3) Reserve for Securities Transaction Same as the left column.
5 Accounting for significant lease transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.	Same as the left column.

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
6 Accounting for significant hedging transactions	(1) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for its interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings (3) Hedging policy The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for effectiveness of hedging due to the application of the allowed alternative method.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings and others (3) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (4) Judgment for effectiveness of hedging Same as the left column.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings (3) Hedging policy The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (4) Judgment for effectiveness of hedging Same as the left column.
7 Other material items	National and local consumption taxes are separately recorded.	Same as the left column.	Same as the left column.

Reclassifications

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
————	————	Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" from the current fiscal period. The balance of Cash in trust as of March 31, 2003 was 1,100 Mil.yen.

Additional information

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
―――	The "Law on the partial amendment of the Local Tax Law (Law No. 9 of year 2003)" published on March 31, 2003 requires those companies with capital in excess of 100 million yen to apply the pro forma standard taxation in the fiscal years starting from April 1, 2004. In this connexion the Company accounted for the amount of the enterprise taxes associated with value added and the common stock as selling, general and administrative expenses according to the "Report No. 12 on Accounting Practices by the Corporate Accounting Standard Committee dated February 13, 2004" from this interim fiscal period. Accordingly, selling, general and administrative expenses have increased by 78 million yen and operating revenues, ordinary income and income before income taxes have increased by 78 million yen.	―――

Notes to Non-Consolidated Financial Statements

(Notes to Non-Consolidated Balance Sheets)

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
※ 1 Accumulated depreciation deducted from tangible fixed assets is 344 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 233 million yen.	※ 1 Accumulated depreciation deducted from tangible fixed assets is 210 million yen.

※2 Assets collateralized are as follows.

Six months ended September 30, 2003

(Millions of Yen)

Liabilities requiring the collateral		Assets collateralized		
Item	Outstanding balance	Investment Securities	Fixed assets	Total
Short-term borrowings (excluding long-term Borrowings to be repaid within 1 year)				
Borrowings from banks	50	119	–	119
Long-term borrowings (including those to be repaid within 1 year)				
Borrowings from banks	4	71	–	71
Total	54	190	–	190

Six months ended September 30, 2004

None of the assets were collateralized.

Year ended March 31, 2004

None of the assets were collateralized.

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Note 1 The amounts of assets collateralized shown in the above table represent carrying values.		

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
2 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 614 million yen are collateralized for the short-term borrowings, 3,435 million yen for the loans from securities finance companies, respectively. 30,286 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	Note 1 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 5,216 million yen are collateralized for the loans from securities finance companies. 34,872 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	Note 1 Besides the assets shown in the above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 666 million yen are collateralized for the short-term borrowings and 4,648 million yen for the loans from securities finance companies. 28,290 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※ 2).	3 Fair values of securities received and deposited are as follows	3 Fair values of securities received and deposited are as follows
(1) Securities deposited (Millions of yen)	(1) Securities deposited (Millions of yen)	(1) Securities deposited (Millions of yen)
① Securities lent for customers' short position of margin trading 35,216	① Securities lent for customers' short position of margin trading 28,614	① Securities lent for customers' short position of margin trading 42,484
② Collateralized securities for the loans from securities companies 71,480	② Collateralized securities for the loans from securities companies 78,133	② Collateralized securities for the loans from securities companies 65,831
③ Securities loaned for consumption 24,302	③ Securities loaned for consumption 56,124	③ Securities loaned for consumption 24,990
④ Long-term guarantee securities deposited 1,151	④ Long-term guarantee securities deposited 3,162	④ Long-term guarantee securities deposited 2,171
(2) Securities received (Millions of yen)	(2) Securities received (Millions of yen)	(2) Securities received (Millions of yen)
① Securities received for customers' long position of margin trading 176,132	① Securities received for customers' long position of margin trading 278,576	① Securities received for customers' long position of margin trading 266,078
② Collateralized securities for borrowing securities from securities finance companies 4,201	② Collateralized securities for borrowing securities from securities finance companies 4,342	② Collateralized securities for borrowing securities from securities finance companies 9,091
③ Securities borrowed and deposited from customers 154,760	③ Securities borrowed for consumption 102	③ Securities borrowed and deposited from customers 228,009
	④ Securities borrowed and deposited from customers 254,659	

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
※4 Bonds include 500 million yen of subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 Bond due within one year are subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 Bond due within one year are subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to Non-consolidated interim statements of income)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
※1 Breakdown of net gain on trading(millions of Yen) Stocks (1) Bonds and others 1 Total 0 ※2 ————	※1 Breakdown of net gain on trading (millions of Yen) Stocks 11 Bonds and others 1 Total 12 ※2 Depreciation expenses Fixed Assets 37 mil. Yen Intangible Assets 315 mil. Yen	※1 Breakdown of net gain on trading (millions of Yen) Stocks 28 Bonds and others 2 Total 30 ※2 ————

(Notes to Lease Transactions)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)
Acquisition price equivalent: Equipment and instruments 366 Software costs 335 Total 701	Acquisition price equivalent: Equipment and instruments 20 Software costs 1 Total 21	Acquisition price equivalent: Equipment and instruments 23 Software costs 1 Total 24
Accumulated depreciation equivalent Equipment and instruments 297 Software costs 279 Total 576	Accumulated depreciation equivalent Equipment and instruments 15 Software costs 1 Total 16	Accumulated depreciation equivalent Equipment and instruments 15 Software costs 1 Total 16
Equivalent of balance at end of period Equipment and instruments 70 Software costs 56 Total 126	Equivalent of balance at end of period Equipment and instruments 5 Software costs 0 Total 6	Equivalent of balance at end of period Equipment and instruments 8 Software costs 0 Total 8
2 Present value of future lease payments Within 1 year 124 Over 1 year 8 Total 131	2 Present value of future lease payments Within 1 year 4 Over 1 year 2 Total 6	2 Present value of future lease payments Within 1 year 4 Over 1 year 4 Total 8
3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 92 Depreciation equivalent 87 Interest equivalent 2	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 2 Interest equivalent 0	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 169 Depreciation equivalent 205 Interest equivalent 4
4 Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4 Calculation method for depreciation equivalent Same as the left column.	4 Calculation method for depreciation equivalent Same as the left column.
5 Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent, which is allocated to the each of fiscal periods by interest method.	5 Calculation method for interest equivalent Same as the left column.	5 Calculation method for interest equivalent Same as the left column.

(Notes to the Securities in the Company's Possession)

The shares of the Company's subsidiary do not have market price for the six months ended September 30 of 2003 and 2004 and the year ended March 31, 2004.

(Per-share information)

Per-share information for the Non-Consolidated Company is omitted for the Company disclosed consolidated interim financial statements.

(Subsequent events)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
The Company issued Second Unsecured Straight Bonds based on the resolution of the board meeting held on September 26, 2003. The details of this issue are as follows. 1. Aggregate issue amount: 10,000 million yen. 2. Issue price: 100 yen per face value of 100 yen. 3. Closing date: October 17, 2003 4. Annual coupon rate: 1.56% 5. Redemption date: October 17, 2006 6. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of the Company's indebtedness.	———	———

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
The company issued Zero Coupon convertible Bonds based on the resolution of the board meeting held on October 29, 2003. Followings are summary of this issue. 1. Aggregate issue amount: 40,000 million yen. 2. Issue price: 100% of the issue amount. (Bonds are issued in the denomination of 2million yen each.) 3. Offer price: 102.5% 4. Closing date: November 17, 2003. 5. Redemption date: to be redeemed at 100% of their principle amount on March 31, 2011. 6. Coupon rate: 0% 7. Number of shares to be issued: 10,230,179 common stocks or less 8. Number of new-share purchase rights: 20,000 9. Price of new-share purchase rights: 0 Yen 10. The principle of the bonds is regarded as the payment for the exercise of the new-share purchase rights (3,910 Yen for each share). The conversion prize will be adjusted to reflect certain events like issuance of other new-share purchase right defined in the terms and conditions of the bond. 11. Period of exercise of rights: From December 1, 2003 to March 17, 2011 12. Condition of exercise: New-share purchase right cannot be exercised partially. 13. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and other working capital.	―――――	―――――

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
(Financing by syndicated loan) The Company entered into syndicated loan contracts with 62 financial institutions on December 8, 2003. The summary of these contracts are as follows: 1 Aggregate issue amount: 28,000 million yen 2. Execution date: December 12, 2003 3. Borrowing period: 2 years (From December 12, 2003 to December 12, 2005) and 4 years (From December 12, 2003 to December 12, 2007) 4. Conditions of redemption: Lump-sum repayment at the end of borrowing period 5. Arranger and agent: Mizuho Corporate Bank, Ltd. 6. Lenders: 62 Financial institutions 8. Use of proceeds: The net proceeds from the syndicated loan will be applied towards funding of margin loans to customers and other working capital.	―――――	―――――

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
————	————	(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 27, 2004 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 355,500 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount. 4. Period of exercise: From July 15, 2006 to July 14, 2009 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares. (Resolution on issuance of Third Unsecured Straight Bond) The Company issued Third Unsecured Straight Bonds on May 18, 2004 based on the resolution of the board meeting held on April 22,2004. The details of this issue are as follows. 1. Aggregate issue amount: 20,000millions of yen 2. Issue price: 100yen per face value of 100yen 3. Payment date May 18,2004 4. Annual coupon rate 1.40% 5. Redemption date May 18,2009 6. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment, and systems), working capital and repayment of the Company's indebtedness.

(2) Others

No relevant items

Part 6 Referential information on the Company

Translation omitted.

2 Information on the Surety Company

No relevant items.

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Six Months Ended September 30, 2004

Date: October 22, 2004
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo, 102-8516 Japan
Stock exchange listing Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Date of board meeting approving the account settlement: October 22, 2004
Application of US GAAP None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Consolidated financial summary for the six months ended September 30, 2004

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Six months ended Sep. 30, 2004	18,942	(88.0)	17,805	(87.7)	11,961	(139.7)	11,918	(140.4)
Six months ended Sep. 30, 2003	10,074	(44.4)	9,486	(48.1)	4,990	(201.4)	4,957	(200.9)
Year ended March 31, 2004	25,036	(86.5)	23,738	(95.4)	14,285	(303.6)	14,016	(298.4)

	Net income		Earnings/ share	Fully diluted earnings/ share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Six months ended Sep. 30, 2004	6,733	(168.5)	75.68	67.39	32.5	4.5
Six months ended Sep. 30, 2003	2,507	(326.6)	28.46	28.12	15.1	3.9
Year ended March 31, 2004	7,280	(390.3)	81.50	76.99	20.5	4.3

Note:
1. *Investment gain and loss on equity method :None*
2. Average number of shares outstanding
   - Six months ended Sep.30, 2004 88,967,520 shares
   - Six months ended Sep.30, 2003 88,113,140 shares
   - Year ended Mar. 31, 2004 88,373,711 shares
3. Change in accounting policies: None
4. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the six months ended September 30, 2003 and 2004.

(2) Financial position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' equity /share (Yen)
Six months ended Sep. 30, 2004	559,653	43,692	7.8	491.06
Six months ended Sep. 30, 2003	344,407	34,269	10.0	388.45
Year ended March 31, 2004	488,166	39,162	8.0	439.36

Note: 1. Number of shares outstanding
- As of Sep. 30, 2004 88,974,634 shares
- As of Sep. 30, 2003 88,220,251 shares
- As of Mar. 31, 2004 88,957,910 shares

(3) Cash flows

	Cash flows from operating activities (Millions of Yen)	Cash flows from investing activities (Millions of Yen)	Cash flows from financing activities (Millions of Yen)	Cash and cash equivalent at end of period (Millions of Yen)
Six months ended Sep. 30, 2004	5,065	−505	11,483	45,787
Six months ended Sep. 30, 2003	−20,338	−657	28,254	12,248
Year ended March 31, 2004	−87,829	−1,290	113,875	29,744

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(5) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated interim financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

The consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1. Information on Group Companies

Translation omitted.

2. Management Policy

Translation omitted.

3. Outlook for the Consolidated Operating Results for the six months ended September 30, 2004

Translation omitted.

Consolidated Interim Balance Sheets

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			12,248			45,787			29,744	
Cash segregated as deposits			140,701			181,003			183,002	
Cash in trust			—			5,700			4,400	
Trading assets			94			976			397	
Net receivables arising from pre-settlement date trades			67			—			14	
Margin account assets			180,525			314,471			261,154	
Loans receivable from customers		176,410			309,941			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies		4,115			4,531			9,073		
Receivable on collateralized securities transactions:			—			107			—	
Cash deposits collateral for securities borrowed		—			107			—		
Receivables from customers and others			135			152			23	
Pre-paid fund for subscription			234			76			44	
Short-term guarantee deposits			3,570			2,088			899	
Others			2,033			3,964			3,415	
Allowance for doubtful accounts			(208)			(170)			(206)	
Total current assets			339,398	98.5		554,155	99.0		482,887	98.9
II Fixed assets										
1 Tangible fixed assets	1		870	0.3		1,152	0.2		974	0.2
2 Intangible assets			2,169	0.6		1,892	0.3		2,055	0.4
Software costs		2,116			1,835			1,997		
Others		53			57			58		
3 Investments and others			1,969	0.6		2,453	0.5		2,250	0.5
Investment securities		1,021			1,322			1,177		
Others		1,197			1,150			1,334		
Allowance for doubtful accounts		(249)			(18)			(261)		
Total fixed assets			5,009	1.5		5,498	1.0		5,279	1.1
Total assets			344,407	100.0		559,653	100.0		488,166	100.0

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			89			325			217	
Net payables arising from pre-settlement date trades			–			526			–	
Margin account liabilities:			100,912			105,586			101,342	
Loans from securities finance companies		70,021			77,741			64,046		
Proceeds of securities sold on customers' account		30,891			27,845			37,296		
Payables on collateralized securities transactions:			22,134			53,410			23,579	
Cash deposits as collateral for securities loaned		22,134			53,410			23,579		
Deposits received			56,595			82,426			79,361	
Guarantee money received			89,011			129,434			112,977	
Suspense account for undelivered securities			–			28			15	
Short-term borrowings			22,931			21,877			25,177	
Commercial paper			–			1,000			3,000	
Bond due within one year	2		–			500			500	
Accrued income taxes			2,456			4,931			6,112	
Accrued bonuses			84			93			–	
Others			1,021			1,435			1,650	
Total current liabilities			295,234	85.7		401,572	71.7		353,929	72.5
II Long-term liabilities										
Bonds			10,500			40,000			20,000	
Convertible bond			–			40,000			40,000	
Long-term borrowings			3,120			32,593			33,532	
Reserve for directors' retirement bonuses			281			241			281	
Others			0			0			0	
Total long-term liabilities			13,902	4.0		112,834	20.2		93,813	19.2
III Statutory reserves										
Reserve for securities transactions	3		1,002			1,555			1,261	
Total statutory reserves			1,002	0.3		1,555	0.3		1,261	0.3
Total liabilities			310,137	90.0		515,961	92.2		449,004	92.0
(Shareholders' equity)										
I Common stock			11,414	3.3		11,464	2.0		11,463	2.3
II Capital surplus			9,264	2.7		9,313	1.7		9,312	1.9
III Earned surplus			13,580	4.0		22,826	4.1		18,352	3.8
IV Net unrealized gain (loss) on Investment securities, net of tax			15	0.0		109	0.0		52	0.0
V Treasury stock			(4)	(0.0)		(19)	(0.0)		(17)	(0.0)
Total shareholders' equity			34,269	10.0		43,692	7.8		39,162	8.0
Total liabilities and shareholders' equity			344,407	100.0		559,653	100.0		488,166	100.0

Consolidated Interim Statements of Income

Item		Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31, 2004		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			8,286			14,106			20,206	
Brokerage commissions		7,735			13,261			18,933		
Underwriting and selling commissions		45			153			191		
Subscription and distribution commissions		25			22			36		
Others		480			670			1,047		
Net gain (loss) on trading			0			12			30	
Interest and dividend income			1,788			4,824			4,800	
Total operating revenues			10,074	100.0		18,942	100.0		25,036	100.0
II Interest expenses			588			1,137			1,298	
Net operating revenues			9,486	94.1		17,805	94.0		23,738	94.8
III Selling, general and administrative expenses			4,495	44.6		5,844	30.9		9,453	37.8
Transaction related expenses		1,002			1,680			2,261		
Employees' compensation and benefits		899			921			1,863		
Occupancy and rental		166			134			369		
Data processing and office supplies		1,886			2,577			3,986		
Depreciation		329			356			689		
Duties and taxes other than income taxes		69			103			67		
Provision of allowance for doubtful accounts		85			–			94		
Others		60			73			125		
Operating income			4,990	49.5		11,961	63.1		14,285	57.0
IV Non-operating income			18	0.2		56	0.3		30	0.1
V Non-operating expenses			51	0.5		99	0.5		298	1.1
Bond issuing costs		49			95			169		
Others		3			4			129		
Ordinary income			4,957	49.2		11,918	62.9		14,016	56.0

Item	Note	Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		0			–			0		
Gain on sales of corporate golf membership and resort membership		–			–			1		
Reversal of allowance for doubtful accounts		–			62			–		
Total special profits			0	0.0		62	0.3		2	0.0
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		–			4			130		
Provision for statutory reserves		248			294			508		
Devaluation loss on investment securities		55			–			55		
Loss on cancellation of lease contracts		0			–			48		
Devaluation loss on corporate golf membership and resort membership		0			–			6		
Loss on sales of corporate golf membership and resort membership		–			–			0		
Expenses for the relocation of the head office		–			–			29		
Special losses			304	3.0		298	1.6		776	3.1
Income before income taxes			4,654	46.2		11,683	61.6		13,242	52.9
Income taxes - current		2,458			4,824			6,676		
Income taxes - deferred		(312)	2,146	21.3	125	4,949	26.1	(713)	5,962	23.8
Net income			2,507	24.9		6,733	35.5		7,280	29.1

Consolidated Interim Statements of Retained Earnings

Item	Note	Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2004	
		Millions of Yen		Millions of Yen		Millions of Yen	
(Capital surplus)							
Ⅰ Beginning balance of capital surplus			9,254		9,312		9,254
Ⅱ Increase in capital surplus							
1 Issuance of new shares on the exercise of new-share purchase rights		9	9	1	1	57	57
Ⅲ Capital surplus at end of period			9,264		9,313		9,312
(Earned surplus)							
Ⅰ Beginning balance of earned surplus			11,516		18,352		11,516
Ⅱ Increase in earned surplus							
1 Net income		2,507	2,507	6,733	6,733	7,280	7,280
Ⅲ Decrease in earned surplus							
1 Cash dividends		444		2,183		444	
2 Bonus to directors		—		74		—	
3 Bonus to auditors		—	444	3	2,260	—	444
Ⅳ Earned surplus at end of period			13,580		22,826		18,352

Consolidated Interim Statements of Cash Flows

Item	Note	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		4,654	11,683	13,242
Depreciation and amortization		329	356	689
Net change in allowance for doubtful accounts		85	(278)	94
Net change in accrued bonuses		(13)	93	(98)
Net change in reserve for securities transactions		248	294	508
Interest and dividend income		(9)	(18)	(14)
Interest expenses		46	453	313
Interest income on margin transactions		(1,765)	(4,581)	(4,720)
Interest expenses on margin transactions		504	616	862
Loss on sales and disposals of property and equipment		–	4	130
Loss on sales of investment securities		(0)	–	(0)
Devaluation loss on corporate golf and resort membership		0	–	6
Net change in deposits segregated for customers		(62,900)	1,999	(105,201)
Net change in cash in trust		–	(1,300)	(4,400)
Net change in trading assets		(4)	(470)	(180)
Net change in margin assets and liabilities		(41,483)	(49,073)	(121,683)
Net change in deposits received		21,339	3,065	44,105
Net change in cash collateral for securities loaned		17,271	29,831	18,715
Net change in guarantee deposits received		41,268	16,457	65,234
Net change in short-term guarantee deposits		–	(1,189)	2,100
Bonus to officials		–	(77)	–
Others		(1,008)	609	(65)
Sub total		(21,439)	8,475	(90,362)
Interest and dividend received		9	18	14
Interest paid		(31)	(392)	(156)
Interest on margin transactions received		1,772	3,631	4,289
Interest on margin transactions paid		(513)	(584)	(915)
Income taxes paid		(138)	(6,083)	(699)
Net cash flows from operating activities		(20,338)	5,065	(87,829)

Item	Note	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
		Millions of Yen	Millions of Yen	Millions of Yen
II Cash flows from investing activities				
Payments for purchases of property and equipment		(61)	(199)	(337)
Payments for purchases of intangible assets		(414)	(264)	(512)
Payments for purchases of investment securities		(157)	(50)	(250)
Proceeds from sales of investment securities		7	–	7
Proceeds from maturity and cancellation of insurance contracts		0	–	0
Others		(31)	7	(198)
Net cash flows from investing activities		(657)	(505)	(1,290)
III Cash flows from financing activities:				
Net change in short-term borrowings		16,000	(6,300)	16,950
Net change in commercial paper		–	(2,000)	3,000
Proceeds from long-term borrowings		3,080	3,000	35,080
Repayments of long-term borrowings		(207)	(939)	(499)
Payments for installment purchase obligation		(143)	–	(143)
Proceeds from issuance of new bonds		9,951	19,905	59,831
Proceeds from issuance of new stock		18	1	115
Payments for purchase of treasury stock		(1)	(2)	(15)
Dividends paid		(444)	(2,183)	(444)
Net cash flows from financing activities		28,254	11,483	113,875
IV Translation difference of cash and cash equivalent		(0)	0	(0)
V Net change in cash and cash equivalent		7,259	16,042	24,756
VI Cash and cash equivalents at beginning of period		4,989	29,744	4,989
VII Cash and cash equivalents at end of period		12,248	45,787	29,744

Significant accounting policies for the consolidated interim financial statements

The consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Consolidated Interim Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and its Article 48 and 69.

1. Scope of consolidation: Number of consolidated subsidiary is 1 (Matsui Real Estate Co., Ltd.)
2. Application of equity method: The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.
3. Accounting period: The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.
4. Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Accounting for significant hedging transactions

The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates.
The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(6) Other material items

National and local consumption taxes are separately recorded.

5. Scope of "Cash and cash equivalents" in consolidated interim statements of cash flows: "Cash and cash equivalents" in the consolidated interim statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

Notes to consolidated interim financial statements

(Notes to consolidated interim balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

The six months ended September 30, 2003	480
The six months ended September 30, 2004	372
Year ended March 31, 2004	349

2. Bond due within one year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to consolidated interim statement of cash flows)

The reconciliation between the Cash and cash equivalent and the balance of cash and bank deposits presented in the consolidated interim balance sheet is as follows.

(Millions of yen)

	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Cash and bank deposits	12,248	45,787	29,744
Cash and cash equivalent	12,248	45,787	29,744

Segment Information

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to segment information on geographic areas and export sales has been omitted, because the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Reference)

A Summary of Quarterly Consolidated Statements of Income (For the three months each)

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2004 ('03. 4. 1 - '03. 6.30)	2Q of the Year ended Mar. 31, 2004 ('03. 7. 1 - '03. 9.30)	3Q of the Year ended Mar. 31, 2004 ('03.10. 1 - '03.12.31)	4Q of the Year ended Mar. 31, 2004 ('04. 1. 1 - '04. 3.31)	Total for the year ended Mar. 31, 2004 ('03. 4. 1 - '04. 3.31)
Operating revenues	3,894	6,180	6,856	8,107	25,036
Commissions	3,127	5,159	5,468	6,452	20,206
Net gain (loss) on trading	0	(0)	1	29	30
Interest and dividend income	767	1,021	1,387	1,626	4,800
Interest expenses	295	293	316	393	1,298
Net operating revenues	3,599	5,886	6,539	7,713	23,738
Selling, general and administrative expenses	2,037	2,458	2,378	2,580	9,453
Transaction related expenses	414	589	586	672	2,261
Employees' compensation and benefits	463	436	517	447	1,863
Occupancy and rental	84	82	81	123	369
Data processing and office supplies	870	1,017	998	1,102	3,986
Depreciation	157	172	176	185	689
Duties and taxes other than income taxes	17	52	(16)	14	67
Provision of allowance for doubtful accounts	9	76	10	(1)	94
Others	25	35	26	38	125
Operating income	1,562	3,428	4,161	5,134	14,285
Non-operating income and expenses	10	(44)	(223)	(12)	(268)
Ordinary income	1,572	3,385	3,938	5,121	14,016
Special profits and losses	(168)	(135)	(114)	(358)	(774)
Income before income taxes	1,405	3,249	3,824	4,764	13,242
Income taxes-current	709	1,750	1,848	2,369	6,676
Income taxes-deferred	(61)	(251)	(168)	(233)	(713)
Net income	757	1,751	2,144	2,628	7,280

Item	1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 – '04. 6. 30)	2Q of the Year ended Mar. 31, 2005 ('04. 7. 1 – '04. 9.30)	Total for the six months ended Sep. 30, 2004 ('04. 4. 1 – '04. 9.30)
Operating revenues	10,407	8,536	18,942
Commissions	7,990	6,116	14,106
Net gain (loss) on trading	13	(2)	12
Interest and dividend income	2,403	2,421	4,824
Interest expenses	603	534	1,137
Net operating revenues	9,804	8,001	17,805
Selling, general and administrative expenses	3,162	2,683	5,844
Transaction related expenses	926	753	1,680
Employees' compensation and benefits	522	399	921
Occupancy and rental	67	67	134
Data processing and office supplies	1,329	1,248	2,577
Depreciation	175	182	356
Duties and taxes other than income taxes	56	47	103
Provision of allowance for doubtful accounts	48	(48)	—
Others	38	35	73
Operating income	6,642	5,319	11,961
Non-operating income and expenses	(55)	12	(43)
Ordinary income	6,588	5,330	11,918
Special profits and losses	(123)	(112)	(236)
Income before income taxes	6,465	5,218	11,683
Income taxes-current	2,375	2,449	4,824
Income taxes-deferred	315	(190)	125
Net income	3,775	2,959	6,733

Non-Consolidated Financial Summary under Japanese GAAP
For the Six Months Ended September 30, 2004

Date: October 22, 2004
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Date of board meeting approving the account settlement: October 22, 2004
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-consolidated financial summary for the six months ended September 30, 2004

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Six months ended Sep. 30, 2004	18,942	(88.0)	17,805	(87.7)	11,957	(139.8)	11,911	(140.5)
Six months ended Sep. 30, 2003	10,074	(44.4)	9,486	(48.1)	4,986	(202.0)	4,952	(201.6)
Year ended March 31, 2004	25,036	(86.5)	23,738	(95.4)	14,277	(304.8)	14,007	(299.7)

	Net income		Earnings/ share	Fully diluted earnings/ share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Six months ended Sep. 30, 2004	6,279	(168.7)	75.64	67.35	32.5	4.5
Six months ended Sep. 30, 2003	2,504	(328.2)	28.42	28.09	15.1	3.9
Year ended March 31, 2004	7,275	(392.2)	81.44	76.93	20.5	4.3

Note: 1. Average number of shares outstanding

Six months ended Sep. 30, 2004	88,967,520 shares
Six months ended Sep. 30, 2003	88,113,140 shares
Year ended March 31, 2004	88,373,711 shares

2. Change in accounting policies: None

3. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the six months ended September 30, 2003 and 2004.

(2) Dividends

	Interim dividends per share (Yen)	Annual dividends per share (Yen)
Six months ended Sep. 30, 2004	0.00	—
Six months ended Sep. 30, 2003	0.00	—
Year ended March 31, 2004	—	24.54

(3) Financial position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Earnings/ shareholders' equity (Yen)	Capital Adequacy ratio (%)
Six months ended Sep. 30, 2004	559,594	43,637	7.8	490.45	433.1
Six months ended Sep.30, 2003	344,354	34,221	9.9	387.90	541.0
Year ended March 31, 2004	488,111	39,112	8.0	438.80	436.1

Note: 1. Number of shares outstanding	As of Sep. 30, 2004	88,974,634 shares
	As of Sep. 30, 2003	88,220,251 shares
	As of Mar. 31, 2004	88,957,910 shares
2. Number of treasury stocks	Sep. 30, 2004	9,818 shares
	Sep. 30, 2003	3,427 shares
	Mar. 31, 2004	9,149 shares

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying non-consolidated interim financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The non-consolidated interim financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Non-Consolidated Interim Balance Sheets

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and bank deposits			12,136			45,615			29,580	
Cash segregated as deposits			140,701			181,003			183,002	
Cash in trust			–			5,700			4,400	
Trading assets			94			976			397	
Net receivables arising from pre-settlement date trade			67			–			14	
Margin account assets			180,525			314,471			261,154	
Loans receivable from customers		176,410			309,941			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies		4,115			4,531			9,073		
Receivable on collateralized securities transactions:			–			107			–	
Cash deposits collateral for securities borrowed		–			107			–		
Receivables from customers and others			135			152			23	
Pre-paid fund for subscription			234			76			44	
Short-term guarantee deposits			3,570			2,088			899	
Others			2,028			3,963			3,414	
Allowance for doubtful accounts			(208)			(170)			(206)	
Total current assets			339,282	98.5		553,982	99.0		482,721	98.9
II Fixed assets										
1 Tangible fixed assets	1		527	0.2		816	0.2		634	0.1
2 Intangible assets			2,169	0.6		1,892	0.3		2,055	0.4
Software		2,116			1,835			1,997		
Others		53			57			58		
3 Investments and others			2,376	0.7		2,903	0.5		2,700	0.6
Investment securities		1,021			1,322			1,177		
Shares of affiliated company		450			450			450		
Others		1,154			1,150			1,334		
Allowance for doubtful accounts		(249)			(18)			(261)		
Total fixed assets			5,072	1.5		5,611	1.0		5,389	1.1
Total assets			344,354	100.0		559,594	100.0		488,111	100.0

Item	Note	September 30, 2003 Millions of Yen		%	September 30, 2004 Millions of Yen		%	March 31, 2004 Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading assets			89			325			217	
Net payables arising from pre-settlement date trade			−			526			−	
Margin account liabilities:			100,912			105,586			101,342	
Loans from securities finance companies		70,021			77,741			64,046		
Proceeds of securities sold on customers' account		30,891			27,845			37,296		
Payables on collateralized securities transactions:			22,134			53,410			23,579	
Cash deposits as collateral for securities loaned		22,134			53,410			23,579		
Deposits received			56,595			82,426			79,360	
Guarantee money received			89,011			129,434			112,977	
Suspense account for undelivered securities			−			28			15	
Short-term borrowings			22,931			21,877			25,177	
Commercial paper			−			1,000			3,000	
Bond due within one year	2		−			500			500	
Accrued income taxes			2,453			4,928			6,111	
Accrued bonuses			84			93			−	
Others			1,020			1,434			1,648	
Total current liabilities			295,230	85.7		401,567	71.7		353,925	72.5
II Long-term liabilities										
Bonds			10,500			40,000			20,000	
Convertible bond			−			40,000			40,000	
Long-term borrowings			3,120			32,593			33,532	
Reserve for directors' retirement bonuses			281			241			281	
Total long-term liabilities			13,901	4.1		112,834	20.2		93,813	19.2
III Statutory reserves										
Reserve for securities transactions	3		1,002			1,555			1,261	
Total statutory reserves			1,002	0.3		1,555	0.3		1,261	0.3
Total liabilities			310,133	90.1		515,956	92.2		448,999	92.0

Item	Note	September 30, 2003			September 30, 2004			March 31, 2004		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,414	3.3		11,464	2.0		11,463	2.3
II Capital surplus										
1 Additional paid-in capital			9,264			9,313			9,312	
Total capital surplus			9,264	2.7		9,313	1.7		9,312	1.9
III Earned surplus										
1 Earned surplus reserves			159			159			159	
2 Voluntary reserves			4,250			4,250			4,250	
Special purpose reserves		4,250			4,250			4,250		
3 Inappropriate retained earnings			9,123			18,363			13,893	
Total earned surplus			13,532	3.9		22,771	4.1		18,302	3.8
IV Net unrealized gain (loss) on investment securities, net of taxes			15	0.0		109	0.0		52	0.0
V Treasury stock			(4)	(0.0)		(19)	(0.0)		(17)	(0.0)
Total shareholders' equity			34,221	9.9		43,637	7.8		39,112	8.0
Total liabilities and shareholders' equity			344,354	100.0		559,594	100.0		488,111	100.0

Non-Consolidated Interim Statements of Income

Item		Six months ended September 30, 2003			Six months ended September 30, 2004			Year ended March 31, 2004		
	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			8,286			14,106			20,206	
Brokerage commissions		7,735			13,261			18,933		
Underwriting and selling commissions		45			153			191		
Subscription and distribution commissions		25			22			36		
Others		480			670			1,047		
Net gain (loss) on trading	1		0			12			30	
Interest and dividend income			1,788			4,824			4,800	
Total operating revenues			10,074	100.0		18,942	100.0		25,036	100.0
II Interest expenses			588			1,137			1,298	
Net operating revenues			9,486	94.2		17,805	94.0		23,738	94.8
III Selling, general and administrative expenses			4,500	44.7		5,848	30.9		9,461	37.8
Transaction related expenses		1,002			1,680			2,260		
Employees' compensation and benefits		892			919			1,845		
Occupancy and rental		181			146			399		
Data processing and office supplies		1,889			2,580			3,995		
Depreciation		325			353			682		
Duties and taxes other than income taxes		65			99			61		
Provision of allowance for doubtful accounts		85			–			94		
Others		60			72			124		
Operating income			4,986	49.5		11,957	63.1		14,277	57.0
IV Non-operating income			17	0.2		53	0.3		27	0.1
V Non-operating expenses			51	0.5		99	0.5		298	1.2
Bond issuing costs		49			95			169		
Others		3			4			129		
Ordinary income			4,952	49.2		11,911	62.9		14,007	55.9

Item	Note	Six months ended September 30, 2003 Millions of Yen		%	Six months ended September 30, 2004 Millions of Yen		%	Year ended March 31, 2004 Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		0			–			0		
Gain on sales of corporate golf membership and resort membership		–			–			1		
Reversal of allowance for doubtful accounts		–			62			–		
Total special profits			0	0.0		62	0.3		2	0.0
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		–			4			130		
Provision for statutory reserves		248			294			508		
Devaluation loss on investment securities		55			–			55		
Loss on cancellation of lease contracts		0			–			48		
Devaluation loss on corporate golf membership and resort membership		0			–			6		
Loss on sales of corporate golf membership and resort membership		–			–			0		
Expenses for the relocation of the head office		–			–			29		
Total special losses			304	3.0		298	1.6		776	3.1
Income before income taxes			4,649	46.2		11,676	61.6		13,233	52.8
Income taxes - current		2,456			4,821			6,672		
Income taxes - deferred		(312)	2,144	21.3	125	4,946	26.1	(713)	5,958	23.8
Net income			2,504	24.9		6,729	35.5		7,275	29.0
Inappropriate retained earnings at the beginning of period			6,619			11,633			6,619	
Inappropriate retained earnings at the end of period			9,123			18,363			13,893	

Significant accounting policies for the non-consolidated interim financial statements

The non-consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998), and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974), based on the "Regulations of Interim Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and its Article 38 and 57.

Accounting policies:

(1) Valuation of securities and derivatives

(I) Securities and derivatives classified in trading assets: securities and derivatives classified in trading assets are valued at fair value.

(II) Securities not classified in trading assets: other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of significant depreciable assets

(I) Tangible fixed assets: the Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(II) Intangible assets: straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accrued Assets

The entire bond issuing cost is expensed at the issuance.

(4) Accounting policies for significant provisions

(I) Allowance for doubtful accounts: an allowance for doubtful accounts is provided for estimated irrecoverable doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(II) Accrued bonuses: estimated amount of employees' bonuses is accrued.

(III) Reserve for Securities transactions: the Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies".

(5) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(6) Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates.

The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(7) Other material items

National and local consumption taxes are separately recorded.

Notes to non-consolidated interim financial statements

(Notes to non-consolidated interim balance sheets)

1. Accumulated depreciation deduced from tangible assets is as follow (millions of Yen)

The six months ended September 30, 2003	344
The six months ended September 30, 2004	233
Year ended March 31, 2004	210

2. Bond due within one year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to non-consolidated interim Statements of income)

1. The details of net gain on trading

(Millions of Yen)

	Six months ended Sep.30, 2003	Six months ended Sep.30, 2004	Year ended Mar. 31, 2004
Stocks	(1)	11	28
Bonds/Others	1	1	2
Bonds	–	–	–
Others	1	1	2
Total	0	12	30

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Six months ended Sep. 30, 2004 (A)	Six months ended Sep. 30, 2003 (B)	Comparison (A) / (B)	Year ended March 31, 2004
Brokerage	13,261	7,735	71.4%	18,933
(Stocks)	13,186	7,672	71.9%	18,798
(Bonds)	–	–	–	–
(Beneficiary certificates)	52	34	52.8%	83
(Others)	23	30	(21.5)%	52
Underwriting and selling	153	45	236.3%	191
Subscription and distribution	22	25	(12.7)%	36
Others	670	480	39.5%	1,047
Total	14,106	8,286	70.2%	20,206

(2) Commission revenues by product

(Millions of Yen)

	Six months ended Sep. 30, 2004 (A)	Six months ended Sep. 30, 2003 (B)	Comparison (A) / (B)	Year ended March 31, 2004
Stocks	13,624	7,873	73.0%	19,355
Bonds	–	–	–	–
Beneficiary certificates	53	34	55.4%	85
Others	428	379	13.1%	766
Total	14,106	8,286	70.2%	20,206

2. Net trading gains

(Millions of Yen)

	Six months ended Sep. 30, 2004 (A)	Six months ended Sep. 30, 2003 (B)	Comparison (A) / (B)	Year ended March 31, 2004
Stocks	11	(1)	–	28
Bonds and others	1	1	43.4%	2
Bonds	–	–	–	–
Others	1	1	43.4%	2
Total	12	0	–	30

3. Stock trading

(Millions of shares, millions of Yen)

	Six months ended Sep. 30, 2004 (A)		Six months ended Sep. 30, 2003 (B)		Comparison (A) / (B)		Year ended March 31, 2004	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	14,648	10,883,654	12,377	5,351,477	118.4%	203.4%	25,304	13,651,243
(Proprietary trading)	5	487	1	994	623.2%	49.0%	8	3,269
(Brokerage)	14,643	10,883,167	12,376	5,350,483	118.3%	203.4%	25,296	13,647,974
Brokerage/Total	100.0%	100.0%	100.0%	100.0%			100.0%	100.0%
Brokerage commission per share (Yen)	0.90		0.61				0.74	

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Six months ended Sep. 30, 2004 (A)	Six months ended Sep. 30, 2003 (B)	Comparison (A) / (B)	Year ended March 31, 2004
Underwriting and selling	Stocks	(Number of shares)	1	0	128.3%	1
		(Value)	3,555	967	367.6%	4,094
	Bonds	(Face value)	—	—	—	—
	Beneficiary certificates	(Value)	—	—	—	—
	Commercial paper and others	(Face value)	—	—	—	—
Subscription and distribution	Stocks	(Number of shares)	0	0	736.2%	0
		(Value)	706	1,379	51.2%	1,706
	Bonds	(Face value)	—	—	—	—
	Beneficiary certificates	(Value)	1,236	836	147.8%	2,098
	Commercial paper and others	(Face value)	—	10	—	12

5. Capital Adequacy Ratio

(Millions of Yen)

			As of Sep. 30, 2004	As of Sep. 30, 2003	As of March 31, 2004
Tier I Capital		(A)	43,528	34,206	36,799
Tier II Capital	Net unrealized gain on investment		108	14	52
	Statutory reserves		1,555	1,001	1,261
	Allowance for doubtful accounts		170	208	205
	Short-term debts		500	500	500
	Total	(B)	2,334	1,724	2,019
Assets to be deducted from equity capital		(C)	4,681	4,408	4,633
Equity capital after deduction (A) + (B) − (C)		(D)	41,181	31,522	34,184
Risk	Market risk		214	98	135
	Counter party risk		6,635	3,831	5,439
	Basic risk		2,658	1,896	2,262
	Total	(E)	9,507	5,826	7,837
Capital adequacy ratio		(D) / (E)	433.1%	541.0%	436.1%

Note: Capital adequacy ratio as of March 31, 2004 is calculated with appropriated retained earnings being deducted from Tier I capital.

6. A Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar.31, 2003 (03. 4. 1 / 03. 6.30)	2Q of the year ended Mar.31, 2003 (03. 7. 1 / 03. 9.30)	3Q of the year ended Mar.31, 2003 ((03.10. 1 / 03.12.31)	4Q of the year ended Mar.31, 2003 (04. 1. 1 / 04. 3.31)	Total for the year ended Mar.31, 2003 (03. 4. 1 / 04. 3.31)
Operating revenues	3,894	6,180	6,856	8,107	25,036
Commissions	3,127	5,159	5,468	6,452	20,206
Net gain (loss) on trading	0	(0)	1	29	30
Interest and dividend income	767	1,021	1,387	1,626	4,800
Interest expenses	295	293	316	393	1,298
Net operating revenues	3,599	5,886	6,539	7,713	23,738
Selling, general and administrative expenses	2,039	2,461	2,380	2,580	9,461
Transaction related expenses	413	588	586	672	2,260
Employees' compensation and benefits	461	432	512	441	1,845
Occupancy and rental	92	89	88	130	399
Data processing and office supplies	870	1,020	1,001	1,105	3,995
Depreciation	155	170	174	183	682
Duties and taxes other than income taxes	14	51	(17)	13	61
Provision of allowance for doubtful accounts	9	76	10	(1)	94
Others	25	35	26	38	124
Operating income	1,560	3,426	4,159	5,133	14,277
Non-operating income and expenses	10	(44)	(223)	(13)	(270)
Ordinary income	1,570	3,381	3,935	5,120	14,007
Special profits and losses	(168)	(135)	(114)	(357)	(774)
Income before income taxes	1,402	3,246	3,822	4,763	13,233
Income taxes-current	708	1,748	1,847	2,369	6,672
Income taxes-deferred	(61)	(251)	(168)	(233)	(713)
Net income	756	1,749	2,143	2,627	7,275

Item	1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 – '04. 6. 30)	2Q of the Year ended Mar. 31, 2005 ('04. 7. 1 – '04. 9.30)	Total for the six months ended Sep. 30, 2004 ('04. 4. 1 – '04. 9.30)
Operating revenues	10,407	8,536	18,942
Commissions	7,990	6,116	14,106
Net gain (loss) on trading	13	(2)	12
Interest and dividend income	2,403	2,421	4,824
Interest expenses	603	534	1,137
Net operating revenues	9,804	8,001	17,805
Selling, general and administrative expenses	3,164	2,684	5,848
Transaction related expenses	926	753	1,680
Employees' compensation and benefits	520	398	919
Occupancy and rental	73	73	146
Data processing and office supplies	1,332	1,248	2,580
Depreciation	173	180	353
Duties and taxes other than income taxes	54	45	99
Provision of allowance for doubtful accounts	48	(48)	—
Others	37	34	72
Operating income	6,640	5,317	11,957
Non-operating income and expenses	(56)	10	(46)
Ordinary income	6,584	5,327	11,911
Special profits and losses	(123)	(112)	(235)
Income before income taxes	6,461	5,215	11,676
Income taxes-current	2,373	2,448	4,821
Income taxes-deferred	315	(189)	125
Net income	3,773	2,957	6,729

7. Operational information for Netstock

First half of Year ended 2003

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts	75,638	77,265	79,226	81,087	82,671	84,018
(Change)	(1,532)	(1,627)	(1,961)	(1,861)	(1,584)	(1,347)
Number of Netstock margin accounts	21,471	21,871	22,250	22,797	23,297	23,614
(Change)	(552)	(400)	(379)	(547)	(500)	(317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

Second half of Year ended 2003

	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003
Number of Netstock accounts	85,325	86,619	87,922	89,254	90,730	92,087
(Change)	(1,307)	(1,294)	(1,303)	(1,332)	(1,476)	(1,357)
Number of Netstock margin accounts	23,933	24,181	24,431	24,651	24,893	25,150
(Change)	(319)	(248)	(250)	(220)	(242)	(257)
Number of share trades via Netstock	593,425	606,211	493,275	528,380	548,925	545,429
Total value of shares traded via Netstock (Millions of Yen)	498,520	487,966	385,187	415,422	432,760	398,661

First half of year ended 2004

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts	93,411	95,164	97,266	100,429	103,934	108,311
(Change)	(1,324)	(1,753)	(2,102)	(3,163)	(3,505)	(4,377)
Number of Netstock margin accounts	25,394	25,889	26,478	27,671	28,949	30,324
(Change)	(244)	(495)	(589)	(1,193)	(1,278)	(1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of fiscal 2004

	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004	Mar. 2004
Number of Netstock accounts	113,211	117,112	120,448	124,905	133,228	143,229
(Change)	(4,900)	(3,901)	(3,336)	(4,457)	(8,323)	(10,001)
Number of Netstock margin accounts	31,855	33,000	34,069	35,200	36,260	37,763
(Change)	(1,531)	(1,145)	(1,069)	(1,131)	(1,060)	(1,503)
Number of share trades via Netstock	1,464,661	880,831	879,429	1,072,906	948,776	1,824,028
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410	1,214,834	1,073,486	2,212,713

First half of year ended 2005

	Apr. 2004	May 2004	Jun. 2004	Jul. 2004	Aug. 2004	Sep. 2004
Number of Netstock accounts	156,021	169,132	177,804	185,468	192,427	201,002
(Change)	(12,792)	(13,111)	(8,672)	(7,664)	(6,959)	(8,575)
Number of Netstock margin accounts	39,350	40,852	42,052	43,081	43,847	44,711
(Change)	(1,587)	(1,502)	(1,200)	(1,029)	(766)	(864)
Number of share trades via Netstock	2,060,073	1,383,304	1,650,442	1,468,043	1,251,561	1,357,798
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609	1,699,343	1,369,640	1,407,994

The Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the Three Months Ended June 30, 2004 have been made public first on October 22, 2004. The Amendments to them have been released twice on December 16 and 27, 2004.

This Summary Translation of them reflects these amendments. The Errors corrected are as follow:

1. Amendment released on December 16, 2004

Consolidated Interim Statements of Cash Flows:

Year ended March 31, 2004:

Proceeds from maturity and cancellation of insurance contracts

— → 0

2. Amendment released on December 27, 2004

Consolidated Interim Statements of Balance Sheets:

September 30, 2004:

Short-term borrowings:

19,877 → 21,877

Total Current liabilities:

399,572 → 401,572

Long-term borrowings:

34,593 → 32,593

Total long-term liabilities:

114,834 → 112,834

Non-Consolidated Interim Statements of Balance Sheets:

September 30, 2004:

Short-term borrowings:

19,877 → 21,877

Total Current liabilities:

399,567 → 401,567

Long-term borrowings:

34,593 → 32,593

Total long-term liabilities:

114,834 → 112,834